Form 20-F
period 2002-12-31
GLOBAL PRECISION MEDICAL INC
filed 2003-09-05
CIK 1095556

#

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[ X ]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended:     December 31, 2002

Commission File Number:  0-30330

GLOBAL PRECISION MEDICAL INC.

(Exact name of Company as specified in its charter)

Continued from the PROVINCE OF BRITISH COLUMBIA

into the STATE OF WYOMING  (02 / 05 / 03)

(Jurisdiction of incorporation or organization)

536 – 1489 MARINE DRIVE, WEST VANCOUVER, B.C., CANADA V7T 1B8

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:  NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares, Without Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  NONE

Number of shares of each of the Company’s classes of capital stock outstanding as of the close of the latest period covered by this registration document:

8,126,825 Common Shares

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes     X

No

Indicate by check mark which financial statement item the Company has elected to follow.

Item 17     X

Item 18

Exhibit Index located at Page 35

#

DEFINITIONS

BPH

Benign Prostate Hyperplasia – a non-cancerous enlargement of the prostate, which compresses the urethra as it grows thereby restricting the flow of urine – a primary cause of urinary voiding dysfunction in men

CE Mark

"Conformite Europeene" - manufacturers of In Vitro Medical Devices who export their products to European Union (EU) countries are responsible for meeting the requirements of the In Vitro Diagnostic Medical Devices Directive (IVD) 98/79/EC. The marking indicates that the manufacturer has conformed with all the obligations required by the legislation.

FDA	Federal Food and Drug Administration (United States)
IMET	Institute of Metallurgy and Material Sciences in Moscow
IP	Intellectual Property – the legal right giving unfettered use of the device
NiTi	Nickel-Titanium – memory metal - an alloy that has the ability to change form and shape when subjected to temperature change.
Restenosis	The proliferation of cells, caused by an inflammatory response to a foreign body.
Stent	A medical device that acts as a scaffold to hold open pathways in the body
URO-Stent	A patentable proprietary nitinol Prostatic Stent used for the prevention of lumen restriction associated with benign prostate hyperplasia

FORWARD LOOKING STATEMENTS

This annual report includes “forward-looking information” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, including without limitation, those concerning: the economic outlook for the medical device industry. These forward-looking statements are not based on historical facts, but rather reflect the Company’s current expectations concerning future results and events and generally may be identified by the use of forward-looking words or phrases such as “believe”, “aim”, “expect”, “anticipate”, “intend”, “foresee”, “forecast”, “likely”, “should”, “planned”, “may”, “estimated”, “potential” or other similar words and phrases. Similarly, statements that describe the Company’s objectives, plans or goals are or may be forward-looking statements.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.

The risk factors described in Item 3D, beginning on page 3, could affect the Company’s future results, causing these results to differ materially from those expressed in any forward-looking statements. These factors are not necessarily all of the important factors that could cause the Company’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.

You should review carefully all information, including the financial statements and the notes to the financial statements, included in this annual report. The forward-looking statements included in this annual report are made only as of the date of this annual report. The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report on Form 20-F or to reflect the occurrence of unanticipated events. All subsequent written and oral forward-looking statements attributable to the Company or any person acting on its behalf are qualified by the cautionary statements in this section.

#

TABLE OF CONTENTS

Page

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT & ADVISORS…….1

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

1

ITEM 3.

KEY INFORMATION

1

A.

Selected Financial Data (and currency table)

1

B.

Capitalization and Indebtedness

3

C.

Reasons for the Offer and Use of Proceeds

3

D.

Risk Factors

3

ITEM 4.

INFORMATION ON THE COMPANY

8

A.

History and Development of the Company

8

B.

Business Overview

9

C.

Organizational Structure

12

D.

Property, Plants and Equipment

12

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

12

A.

Operating Results

12

B.

Liquidity and Capital Resources

15

C.

Research and Development, Patents and Licences, etc.

17

D.

Trend Information

17

E.

Off-Balance Sheet Arrangements

17

F.

Contractual Obligations

17

G.

Safe Harbor

18

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

18

A.

Directors and Senior Management

18

B.

Compensation

19

C.

Board Practices

20

D.

Employees

20

E.

Share Ownership

20

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

21

A.

Major Shareholders

21

B.

Related Party Transactions

22

C.

Interests of Experts and Counsel

23

ITEM 8.

FINANCIAL INFORMATION

23

A.

Financial Statements

23

B.

Significant Changes

23

ITEM 9.

THE OFFER AND LISTING

23

A.

Offer and Listing Details

23

B.

Plan of Distribution

23

C.

Markets

23

D.

Selling Shareholders

24

E.

Dilution

24

F.

Expenses of the Issue

24

ITEM 10.

ADDITIONAL INFORMATION

24

A.

Share Capital

24

B.

Memorandum and Articles

24

C.

Material Contracts

24

D.

Exchange Controls

24

E.

Taxation

25

F.

Dividends and Paying Agents

33

G.

Statement by Experts

33

H.

Documents on Display

33

I.

Subsidiary Information

33

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT

MARKET RISK

33

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

34

A.

Debt Securities

N/A

B.

Warrants and Rights

N/A

C.

Other Securities

N/A

D.

American Depositary Shares

N/A

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGE AND DELINQUENCIES

34

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

HOLDERS AND USE OF PROCEEDS

34

ITEM 15.

CONTROLS AND PROCEDURES

34

ITEM 16.

RESERVED

34

PART III

ITEM 17.

FINANCIAL STATEMENTS

34

ITEM 18.

FINANCIAL STATEMENTS

34

ITEM 19.

FINANCIAL STATEMENTS AND EXHIBITS

35

#

CURRENCY

Except as otherwise indicated, all dollar amounts described in this Form 20-F Annual Report are expressed in Canadian dollars.

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

The selected financial data set forth below for the five most recent fiscal years are derived from the audited consolidated financial statements of the Company for the year ended December 31, 2002.  The selected financial data should be read in conjunction with those financial statements and the notes thereto.  The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). For United States GAAP reconciliation, see the audited consolidated financial statements and notes thereto at Item 19 herein.  Reference should also be made to “Item 5, Operating and Financial Review and Prospects.”

Canadian GAAP

	Year Ended December 31,
	2002	2001	2000	1999	1998
Capital Stock	5,732,760	1,862,187	1,862,187	1,862,187	298,708
Working Capital (Deficiency)	(9,350)	(590,346)	(149,888)	285,249	(38,680)
Mineral Properties	--	--	770,826	585,486	390,685
Total Assets	3,304,657	36,826	846,105	1,003,207	720,615
Long-Term Debt	--	--	--	--	--
Shareholders’ Equity (Deficit)	3,283,732	(582,975)	630,579	882,080	363,070
Revenue from Operations	--	--	--	--	--
Loss from Operations	(256,980)	(308,052)	(253,093)	(361,080)	(206,205)
Net Loss	(240,954)	(1,213,554)	(251,501)	(326,219)	(236,594)
Basic and Diluted Loss per Share (1)	(0.06)	(1.45)	(0.30)	(0.72)	(1.02)
Dividends per Share	--	--	--	--	--
Common Shares Outstanding (2)	8,126,825	835,722	835,722	835,722	269,139

1

Loss per share for each of the three years ended December 31, 1998 through to December 31, 2000 has been restated to reflect the six for one share consolidation on October 15, 2001.

2

The Common Shares in the capital stock of the Company were consolidated on a six (old) Common Shares for one (new) Common Share at an Extraordinary General Meeting of its Shareholders held October 15, 2001.

United States GAAP

	Year Ended December 31,
	2002	2001	2000	1999	1998
Capital Stock	5,732,760	1,862,187	1,862,187	1,862,187	298,708
Working Capital (Deficiency)	(9,350)	(590,346)	(149,888)	285,249	(38,680)
Mineral Properties	--	--	--	--	--
Total Assets	3,304,657	36,826	75,279	417,721	329,930
Long-Term Debt	--	--	--	--	--
Shareholders’ Equity (Deficit)	3,283,732	(582,975)	(140,247)	296,594	(27,615)
Revenue from Operations	--	--	--	--	--
Loss from Operations (3)	(256,980)	(418,175)	(438,433)	(553,320)	(386,259)
Net Income (Loss) (3)	(240,954)	(442,728)	(436,841)	(521,020)	(419,637)
Basic and Diluted Loss per Share (1) (3)	(0.06)	(0.53)	(0.54)	(1.14)	(1.80)
Dividends per Share	--	--	--	--	--
Common Shares Outstanding (2)	8,126,825	835,722	835,722	835,722	269,139

1

Loss per share for each of the three years ended December 31, 1998 through to December 31, 2000 has been restated to reflect the six for one share consolidation on October 15, 2001.

2

The Common Shares in the capital stock of the Company were consolidated on a six (old) Common Shares for one (new) Common Share at an Extraordinary General Meeting of its Shareholders held October 15, 2001.

3.

Under Canadian GAAP, where an entity disposes of substantially all of its assets and the remaining operations are insignificant, discontinued operations disclosure (presenting the discontinued operations as a single line on the financial statements) is not considered informative to readers.   As a result, Canadian GAAP precludes presentation in this manner.  Under U.S. GAAP, no such preclusion exists.  As the Company’s activities related to its medical device business commenced in late 2002, net loss from discontinued operations and under U.S. GAAP would equal net loss under U.S. GAAP as presented above.

Exchange Rates

(a)

On August 5, 2003, the noon buying rate for cable transfers in New York City for Canadian Dollars, as certified by the Federal Reserve Bank of New York was US$1.00 = Cdn$1.4045 or C$1.00 = US$0.7120

(b)

The following table indicates the high and low noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York for the nine months from December 2002 through August 2003:

Month Ended	High	Low
December 2002	1.5800	1.5478
2003
January	1.5750	1.5220
February	1.4880	1.5315
March	1.4905	1.4659
April	1.4843	1.4336
May	1.4221	1.3446
June	1.3768	1.3348
July	1.3368	1.4114
August	1.3836	1.4100

(c)

The following table indicates the average December 31 noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York for the calendar years during the five most recent fiscal years from December 31, 1998 to December 31, 2002.

#

(The average rate is the average of the exchange rates on the last day of each month during the period.)

Period	Average
Calendar Year 1998	1.4836
Calendar Year 1999	1.4858
Calendar Year 2000	1.4855
Calendar Year 2001	1.5487
Calendar Year 2002	1.5702

B.

Capitalization and Indebtedness

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

C.

Reasons for the Offer and Use of Proceeds

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

D.

Risk Factors

An investment in the securities described in this Annual Report must be considered speculative due to the nature of the Company's business.  Prospective investors should carefully consider the risks involved, which include the following:

Development Stage Company

The Company is in the development stage and currently has no products approved for sale or use. The Company will not be able to sell significant quantities of its products until such time, if ever, as it receives regulatory approval to commercially market such products, and thus the Company's long-term viability, growth, and profitability will depend upon successful testing, approval, and commercialization of the URO-Stent or other products resulting from its research and development activities. Adverse or inconclusive results in clinical trials of these products could significantly delay or ultimately preclude any regulatory approvals, and even if obtained there can be no assurance that any product approval would lead to the successful commercialization of the product approved. Furthermore, the Company does not expect to begin the regulatory approval process in the United States and Canada for at least the next two years, and will only pursue approval and marketing of its products in the countries recognizing the CE Mark, such as most European and Asian countries.

Limited Operating History.

The Company has a limited operating history upon which an evaluation of its prospects can be made. There can be no assurance that the Company will effectively execute its business plan or manage any growth of the Company’s business, or that the Company's future operating and financial forecast will be met. Future development and operating results will depend on many factors, including access to adequate capital, the completion and regulatory approval of marketable products, the demand for the Company's products, the level of product and price competition, the Company's success in setting up and expanding distribution channels, and whether the Company can control costs. Many of these factors are beyond the control of the Company. In addition, the Company's future prospects must be considered in light of the risks, expenses, and difficulties frequently encountered in establishing a new business in the medical device industry, which is characterized by intense competition, rapid technological change, highly litigious competitors, potential product liability and significant regulation.

History Of Losses, Anticipated Future Losses.

The Company has no history of revenues from operations.  During the year ended December 31, 2002, the Company incurred a net loss under Canadian GAAP of $240,954 (2001 – net loss of $1,213,554; 2000 – net loss of $251,501; 1999 – net loss of $326,219; 1998 – net loss of $236,594) and had an accumulated deficit as of December 31, 2002 of $2,686,116 (2001 - $2,445,162; 2000 - $1,231,608; 1999 - $980,107; 1998 – 653,888; 1997 - $417,294).

Since inception the Company has had negative cash flows from operations.  It is anticipated that negative cash flows from operations will continue for the foreseeable future.  The following summarizes negative cash flows from operating activities on a monthly basis for each of the years ended December 31, 2000, 2001 and 2002:

Monthly Negative Cash Flows:
December 31, 2000	$20,585
December 31, 2001	$22,969
December 31, 2002	$8,547

It is anticipated that the Company’s continuing operations will consume approximately $10,000 per month during the next 12 months.  These factors cast doubt as to the Company’s ability to continue as a going concern.

The Company has funded its operations through the issuance of common stock, and through related party loans since inception, in order to meet its strategic objectives. The Company anticipates that losses will continue until such time, if ever, as the Company is able to generate sufficient revenues to support its operations. The Company's ability to generate revenue primarily depends on its success in completing development and obtaining regulatory approvals for the commercial sale of the products under development. There can be no assurance that any such events will occur, that the Company will attain revenues from commercialization of its products, or that the Company will ever achieve profitable operations.

Unpredictability Of Revenues.

The life cycle of the products that the Company plans to develop is difficult to predict. Failure to gain timely market acceptance of its products would have a material adverse effect on the Company's ability to generate revenue, and would have a material adverse effect on the Company's business, financial condition and results of operations. To successfully gain market acceptance, the Company must develop the ability to manufacture its products in large quantities in compliance with regulatory requirements and at an acceptable cost. The Company has no long-term experience in manufacturing stent products, and could experience difficulties in development or manufacturing that may have a material adverse effect on the Company's ability to market its product. Moreover, there can be no assurance that the Company will be successful in scaling up manufacturing operations sufficient to produce its products in sufficient volume to generate market acceptance.

Competition And Market Factors.

The market in which the Company intends to operate presents several established products and procedures that are widely accepted as the “gold standard” treatment for the debilitating condition Benign Prostate Hyperplasia (BPH).  The Company's success is dependant upon acceptance of its product by the medical community as reliable, safe and cost-effective. It may be difficult or impossible for the Company to achieve such acceptance of its products in view of these market conditions. In addition, the Company's competitors are more financially stable than the Company and have significant resources for research and development available to them. Thus it is likely that they will be continually bringing improved products and techniques to market which will establish a more competitive market environment for the Company’s product, should it be successfully approved and commercialized. Moreover, even if the Company successfully brings its product to market ahead of its projected competitors, established competitors may bring superior products to market that would compete. In addition, the medical device market is subject to constant introduction of new products and designs. Market acceptance of the Company's products may be influenced by new products or technologies that come to market, which could render the Company's products obsolete or non competitive.

Dependence on Financing.

The Company's capital requirements have been and will continue to be significant. The Company will be dependent on future financing to fund its research and development as well as other working capital requirements. The Company estimates that its current working capital will support its activities for no more than three months. After that time, the Company will need additional financing. The Company is currently anticipating further subscriptions for its common stock, but there can be no assurance that these subscriptions will be forthcoming or that they will result in sufficient capital for the Company to meet its current and expected working capital needs. It is not anticipated that any of the officers, directors or current shareholders of the Company will provide any significant portion of the Company's future financing requirements. Furthermore, in the event that the Company's plans change, its assumptions change or prove inaccurate, or its capital resources prove to be insufficient to fund operations, the Company could be required to seek additional financing sooner than currently anticipated, or in greater amounts than currently anticipated. Any inability to obtain additional financing when needed would have a material adverse effect on the Company, including possibly requiring the Company to significantly curtail or possibly cease its operations. In addition, any future equity financing may involve substantial dilution to the Company's existing shareholders.

Dependence On Management And Recruiting.

The success of the Company is currently largely dependent on the performance of its Chief Executive Officer and Chief Technology Officer, as well as its directors.  The loss of the services of these persons would have a materially adverse effect on the Company’s business and prospects.  There is no assurance the Company can maintain the services of its directors or other qualified personnel required to operate its business. Failure to do so could have a material adverse affect on the Company and its prospects.  The Company does not have key-man insurance on any of its officers or directors.

The Company currently has no employees and only three full-time officers and directors. In addition, the Company has entered into consulting agreements with two individuals to provide management services to the Company with respect to regulatory matters in Russia. The remainder of the Company's management has been undertaken by independent consultants. This may make it difficult for the Company to attract capital investment sufficient to meet its capital needs. Because the Company is in the development stage and has not yet produced a marketable product, it will be reliant upon its ability to attract skilled members of the medical device industries. There can be no assurance that the Company will be able to identify suitable candidates for employment, or to attract them to the Company should they be identified. In addition, the Company will be heavily dependent upon creative design and engineering skills of individuals with whom it has little familiarity, and who may not perform as expected.

Intellectual Property Risks.

The URO-Stent has IP protection to the extent that it has been granted a patent by the Patent Office of Russia and is the subject of a pending application under the international Patent Cooperation Treaty.  The Company's success will depend in part on whether the Company can expand and maintain patent protection for its product(s) and processes, preserve trade secrets and proprietary technology, and operate without infringing upon patent or other proprietary rights of third parties. The Company intends to file additional patent applications in the United States and in several foreign markets and, but there can be no assurance that any of these patents will be issued or that patents will not be challenged. A significant number of medical device companies, other companies, universities, and research institutions have filed patent applications or have been issued patents relating to stents and stent-delivery systems, and there has been substantial litigation in this area. Established companies in the medical products industry generally, and the stent industry in particular, are aggressive in attempts to block new entrants to their markets, and the Company's products, if successfully developed, may interfere with the intellectual property rights of these companies. The Company's success will depend on its products not infringing patents that the Company expects would be vigorously prosecuted. Furthermore, the validity and breadth of claims in medical technology patents involve complex legal and factual questions and, therefore, are highly uncertain. Even if the Company successfully patents the URO-Stent, there can be no assurance that it would be able to successfully assert its patents against competing products. In addition, infringement claims against the URO-Stent could be sufficiently expensive to have a material adverse effect on the Company's results or ability to continue marketing its products.

Product Liability Exposure.

The Company's business exposes it to potential product liability risks, which are inherent in the testing, manufacturing, marketing and sale of medical products. While the Company will take precautions it deems to be appropriate to avoid product liability suits against it, there can be no assurance that it will be able to avoid significant product liability exposure. Product liability insurance for the medical products industry is generally expensive, to the extent it is available at all. The Company has not yet sought to obtain product liability coverage. The Company intends to obtain such coverage when the URO-Stent or other products developed by the Company receive approval for use and sale. There can be no assurance that it will be able to obtain such coverage on acceptable terms, or that any insurance policy will provide adequate protection against potential claims. A successful product liability claim brought against the Company may exceed any insurance coverage secured by the Company, and could have a material adverse effect on the Company's results or ability to continue marketing its products.

Uncertainty Of Healthcare Reimbursement.

The health care industry is subject to changing political, economic and regulatory influences that may affect the procurement practices and operations of healthcare industry participants. During the past several years, government regulation of the healthcare industry has changed significantly in several countries. Healthcare industry participants may react to new policies by curtailing or deferring use of new treatments for disease, including treatments that would use the products that the Company intends to develop. This could substantially impair the Company's ability to successfully commercialize the URO-Stent, which would have a material adverse effect on the Company's performance.

Penny Stock Rule.

The Company's common stock is listed on the OTCBB. Investors may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's common stock than would otherwise be the case were the Company's common stock listed on a more recognized stock exchange or quotation service. In addition, trading in the Company's common stock is currently subject to certain rules under the Exchange Act, which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a "penny stock." Penny stocks are generally non-Nasdaq equity securities with a market price less than U.S.$5.00 per share. The penny stock rules require broker-dealers selling penny stocks to make certain disclosures about such stocks to purchasers thereof, and impose sales practice restrictions on broker-dealers in certain penny stock transactions. The additional burdens imposed upon broker-dealers by these rules may discourage them from effecting transactions in the Company's common stock, which could limit the liquidity of the common stock and the ability of the Company's stockholders to sell their stock in the secondary market.

Enforcement of Service of Legal Process

All of the Company’s Directors and all of its Officers are residents of Canada.  Consequently, it may be difficult for United States investors to effect service of process within the United States upon the directors or officers, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the Untied States Securities Exchange Act of 1934, as amended.  A judgment of a U.S. court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

Dilution to Ownership Interest from Options and Warrants

The Company has outstanding a total of 750,000 incentive stock options exercisable at various prices from U.S. $1.00 to U.S. $3.00.  Upon exercise, these options will dilute the relative ownership interests of previous shareholders.  The amount of dilution will depend upon the number of shares outstanding at the time of any exercise and the number of shares issued upon exercise.  There are 33,334 warrants outstanding, exercisable at U.S. $1.00 per share in the first year and U.S. $2.00 per share in the second year.

At August 5, 2003 the Company had 8,126,825 Common Shares issued and outstanding.  If all 783,334 options and warrants had been exercised on that date, shareholders who previously owned 100% of the Company would have owned 91% the Company and exercising option and warrant holders would have owned 9% of the Company.

Potential Dilution to Book Value from Options and Warrants

As described in the preceding paragraph, the Company has incentive stock options outstanding.  If any of such options are exercised at a time when the Company's book value per share is higher than the exercise price, such exercise would cause dilution to book value per share of previous shareholders.  Similarly, if the exercise price at the time of exercise is higher than the Company's pre-exercise book value per share, then the warrant or option exercise would be accretive to book value per share.  At December 31, 2002, the pro forma net asset value of the Company’s Common Shares under U.S. GAAP was $(8,263,124) or ($0.93) per share.  Thus, exercise of any and all of the outstanding warrants and stock options on that date would have been accretive.

U.S. Tax Status as a PFIC

As of December 31, 2002 the Company fit within the definition of a “Passive Foreign Investment Company” under the United States Internal Revenue Code of 1986, as amended, which may result in complex or adverse tax treatment of a U.S. shareholder who owns stock of the Company (see “Item 10E, Taxation – Material United States Federal Income Tax Consequences”).

U.S. Shareholders’ Federal Income Tax Consequences

The Company believes that it fits the classification of “passive foreign investment company” (“PFIC”) as defined in the Internal Revenue Code of 1986, as amended (the “Code”), causing all or part of any gain realized by a U.S. shareholder selling or exchanging Common Shares to be treated as ordinary income rather than capital gains.  This classification of the Company as a PFIC may affect shareholders who are United States citizens, resident aliens or United States corporations, estates or trusts other than foreign estates or trusts (a “U.S. shareholder”) regardless of the extent of the U.S. shareholder’s ownership of Company stock.  A U.S. shareholder who holds stock indirectly (i.e., is a partner in a partnership, a shareholder in a corporation which holds Company stock or a beneficiary in an estate or trust) is also subject to these rules.

U.S. shareholders of a PFIC who held stock after December 31, 1986 are subject to certain adverse tax consequences, however, other than the loss of the step-up basis at death, these adverse tax consequences can be avoided if:  (i) the U.S. shareholder has elected to treat the PFIC as a qualified electing fund (a “QEF”), with respect to that U.S. shareholder, effective for each of the PFIC’s taxable years beginning on or after January 1, 1987, which include any portion of the U.S. shareholder’s holding period, and (ii) the Company complies with reporting requirements to be prescribed by the Secretary of the Treasury.

(See “ITEM 10 – INFORMATION ON THE COMPANY – E., Taxation,” for a further discussion of income tax considerations in connection with the ownership of Common Shares of the Company by both U.S. and Canadian shareholders.)

Currency and Currency Fluctuations

The Company maintains its accounts in Canadian dollars.  Approximately half of the costs which are incurred by the Company on an ongoing basis are in United States (U.S.) dollars.  It is expected that most future costs and some future revenues, if any, will be denominated in U.S. dollars with the exception of equity funds raised which will be denominated in Canadian dollars.  Accordingly, currency fluctuations and translation gains and losses may materially effect the Company’s operations or financial condition in the foreseeable future.  Because the Company issues financial reports in Canadian dollars, however, currency fluctuations may also materially and adversely impact on the Company’s reported results.

Possible Conflicts of Interest

Some of the directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other corporations, and situations may arise where these directors and officers will be in direct competition with the Company.  Conflicts, if any, will be dealt with in accordance with the relevant provisions of the Business Corporations Act of Wyoming.  Management knows of no current affiliations that are likely to raise actual conflicts of interest (see “Item 6, Directors, Senior Management and Employees” herein).

In order to avoid the possible conflict of interest which may arise between the directors’ duties to the Company and their duties to the other companies on whose boards they serve, the directors and officers of the Company have agreed to the following:

•

participation in other business ventures offered to the directors will be allocated between the various companies on the basis of prudent business judgment, and the relative financial abilities and needs of the companies involved;

•

no commissions or other extraordinary consideration will be paid to such directors and officers; and

•

business opportunities formulated by or through other companies in which the directors and officers are involved will not be offered to the Company except on the same or better terms than the basis on which they are offered to third-party participants.

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Company

The Company was incorporated under the laws of the Province of British Columbia on August 24, 1990, under the name “San Antonios Resources Inc.” On October 15, 2001, the Company consolidated its share capital on the basis of six pre-consolidation Common Shares for one post-consolidation Common Share. On September 23, 2002, the Company changed its name to “Global Precision Medical Inc.” and undertook a material change in its business focus away from mining exploration and into the medical device industry. The principal business of the Company and its wholly-owned subsidiary, San Antonios Resources (USA) Inc., consequently ceased to be mineral exploration.

On February 5, 2003, the Company was continued from British Columbia, under provisions of the Company Act (British Columbia), into the State of Wyoming, pursuant to W.S. 17-16-1503 of the 1989 Wyoming Business Corporation Act.

The principal place of business of the Company is 838 Mathers Ave., West Vancouver, B.C. Canada V7T 2G1 (Mailing Address: Box 536, 1489 Marine Drive, West Vancouver B.C Canada V7T 1B8), telephone: (604) 926-2939.

The Company’s Agent for Service in the United States is William Vines, c/o Jones, Jones, Vines & Hunkins, 718 9th Street, P.O Drawer 189, Wheatland, Wyoming 82201.

New Business Direction for the Company

At an Annual and Special General Meeting of Shareholders held September 23, 2002, shareholders approved a worldwide Technology Licence Agreement entered into by the Company with Global Medical Sciences Ltd. to commercialize and further develop the technology known as the URO-Stent (the “Licence”), a change in control of the Company and a special resolution to change the Company’s name to Global Precision Medical Inc. in order to reflect the new business direction of the Company. The Licence was granted in consideration of the issuance of 4,030,079 restricted Common Shares in the capital stock of the Company with a value of $6,396,951.

From inception to the year ended December 31, 2001, the Company spent a total of $880,949 on the acquisition and exploration of mineral properties in Nevada.  During 2002, the Company spent no funds on the acquisition and exploration of mineral properties. There were no capital expenditures of any kind during the year ended December 31, 2002, except the acquisition of the Licence.  The Company’s focus was on reducing its financial obligations by dropping all optioned, leased and staked unpatented mineral claims and developing its URO-Stent technology.

B.

Business Overview

Previous Properties and Business

From 1996 to September 23, 2002, the Company was an exploration stage company engaged in the acquisition and exploration of mineral properties in Nevada. It has never had any earnings from mining and no commercially viable mineral deposits were identified on any of its properties.  Its last remaining mineral interests were relinquished without further obligation in August 2002.

Potential prospects were identified by the Company’s management or by independent consultants engaged for that purpose. Subcontractors, under the supervision of the Company’s management, were engaged to carry out the Company’s exploration programs and independent, accredited metallurgical laboratories were used to analyze selected soil samples for mineralization.

In order for the Company to fulfill its financial obligations to maintain its mining exploration properties and to carry out any geological investigation thereon, the Company was required to raise funds from the sale of its Common Shares or through joint venture arrangements, or a combination thereof.  The business climate for financing junior company mineral exploration programs deteriorated during 1999, 2000, 2001 and 2002 such that financing could not be raised to continue with exploration programs nor to pay the holding fees to maintain the properties in good standing.  As a result there was a downsizing of the Company’s mining property interests.

In January 2002, the Company terminated its February 3, 1997, option agreement as amended on August 24, 1998, on September 28, 1999, on September 30, 2000 and February 03, 2001, with James Bright, Debbie Brown and Harvey Bellm (the “B Optionors”) with respect to the option to purchase a 100% interest in six unpatented mining claims, the Bluster Mine and Big Ledge Claims.  The said claims were Quitclaimed back to the B Optionors.  The Company wrote down the value of the Bluster/Big Ledge Claims’ capitalized mineral property costs of $80,698 and deferred exploration costs of $68,893 (for a total write down of $149,591) at December 31, 2001, to reflect their net realizable value.

Also in January 2002, the Company terminated the February 3, 1997, option agreement with Jerry Stocks, James Bright and Janice Hastie (the Estate of Richard Hillberg) to purchase a 100% interest in ten unpatented mining claims, the Pavlak Claims.  The Company wrote down the value of the Pavlak Claims’ capitalized mineral property costs of $52,006 and deferred exploration costs of $69,157 (for a total write down of $121,163) at December 31, 2001 to reflect its net realizable value. The Bluster Mine, Big Ledge Claims and the Pavlak Claims were subsequently Quitclaimed back to the original owners during the fiscal year ended December 31, 2002.

As the Company was unable to raise further capital to fulfill its financial obligations to maintain and pay the annual property holding fees on the remaining mineral properties in Nevada (the SH Claims, consisting of 29 unpatented lode mining claims covering an area of approximately 560 acres in the Jarbidge Mining District in Elko County, and the CC Claims, consisting of 18 unpatented lode mining claims covering about 275 acres in the Carlin Trend), or to carry out any geological investigation, in August 2002, the Company abandoned these claims.

In all, the Company divested itself of all mineral leases and all further financial obligations with respect to those properties and of all located claims and ceased to be involved in the mining business.

New Business Direction

On September 23, 2002 the Company entered into an exclusive worldwide Technology Licence Agreement with Global Medical Sciences Ltd. to commercialize and further develop the technology known as the URO-Stent (the “Licence”).  The Licence was granted in consideration of the issuance of 4,030,079 restricted Common Shares of the Company with a deemed value of $6.4 million (U.S. $4 million).  For financial accounting purposes, these shares have been recorded at a value of $3.3 million (U.S. $2 million) based on an average share price of the Company two days before and after the acquisition of the Licence.

The URO-Stent is used for the prevention of lumen restriction associated with benign prostate hyperplasia BPH is a non-cancerous enlargement of the prostate, which constricts the urethra as it grows, thereby restricting the flow of urine – a common cause of urinary voiding dysfunction in men. The URO-Stent has been developed by a team of scientists, clinicians and medical specialists in Moscow in conjunction with IMET.  The URO-Stent is braided from a proprietary NiTi shape-memory alloy wire that utilizes its unique shape-memory properties such that when the stent is released into the prostate by a catheter delivery system, and, as it reaches body temperature, the stent expands allowing the radial tension of the wire net to hold the blocked portion of the lumen in an open position.  The URO-Stent has several advantages over competitive stent technologies: atraumatic design (no sharp ends), more radial rigidity, non-kinkable yet flexible while keeping the lumen diameter constant.

The Company has undertaken to further develop the stent, to seek regulatory approval for use and sale initially in Russia and the surrounding former Soviet countries, to gather further clinical information and product engineering feedback, and to move towards regulatory approval for use and sale in other countries with the ultimate goal of attaining Health Canada and FDA approvals.

The primary advantage of using a stent to treat BPH is the offer for a safer, easier and faster solution to the debilitation experienced by BPH sufferers.  In the procedure, the stents acts as a scaffold maintaining an open lumen.  The URO-Stent has been engineered to provide several unique features: atraumatic design (no sharp ends), improved radial rigidity, non-kinkable yet flexible integrity while keeping the lumen diameter constant.

The principal raw material for the device is currently manufactured in Russia at the IMET facilities.  In order to diminish the dependence for the metal from this sole source, the Company will undertake an investigation of NiTi alloy wire with similar properties from other sources including Germany and the United States.  The cost of the wire as a component of the final finished, braided, sterilized, packaged and labeled product is less than 20%; therefore the cost of the wire is of less concern than the ongoing availability of the wire from the sole source of supply – IMET in Russia.

The Company has identified a medical device manufacturing and distribution company in Moscow, Russia, with the view to contract manufacturing the catheter delivery-system and to distribute the completed unit along side its other medical products, which are not in competition with the URO-Stent.  For sales and distribution in Asia and North America if and when the relevant regulatory approvals are achieved for those respective jurisdictions, the Company intends to contract with MDMI Technologies Inc. (“MDMI”), a Canadian medical device company with a marketing network in Asia and North America.

The Company is dependent on patent protection and in the early stages of development and production it is dependent on various strategic alliances: Russian National Academy of Science, Department of Urology Moscow Medical Semashko Institute, Department of Materials and Metals Engineering, the A.A Baikov Institute of Metallurgy and Materials Technology of Russian Academy of Science and MDMI in British Columbia.  Maintaining a satisfactory working relationship with these groups is essential to acquiring the NiTi wire to manufacture the URO-Stent and to complete the regulatory process for approval for use and sale in Russia.  The URO-Stent has IP protection in that it has been granted a patent by the Patent Office of Russia and is the subject of a pending application under the international Patent Cooperation Treaty. Moving forward, the Company will seek to contract with TransTechnology (Moscow) to coordinate with the Company’s Patent Attorneys to manage the IP of the URO-Stent and any other devices that may emerge from the special properties of the IMET NiTi to which the Company has rights.

Competition

The URO-Stent has been engineered to provide several unique features that are believed to make the URO-Stent competitive in its field: atraumatic design (no sharp ends), improved radial rigidity, non-kinkable yet flexible integrity while keeping the lumen diameter constant.  These features have been confirmed in the results of clinical trials under the direction of Dr. Dmitri Pushkar gathered from 3 sites in Moscow is before the Russian Federation Ministry of Health for approval for use and sale in Russia. Dr. Pushkar is a member of: (1) the Presidium group of the Russian Society of Urology, (2) the European Urology Association, (3) the American Urological Association, (4) the United Nations sponsored Institutional Centre for Science and High Technology, (5) the International Society of Urology, (6) the Board of European School of Urology, and (7) the Editorial Committee of the Urology Journal of Russia.

The Company faces competition from other stent makers and competition for this medical procedure from a number of treatment regimes for BPH including pharmatherapy and prostate resection surgery.

The results of clinical trials under the direction of Dr. Dmitri Pushkar gathered from three sites in Moscow is before the Russian Federation Ministry of Health for approval for use and sale in Russia. Approval from this government body is a necessary step for use and sale initially in Russia and those former Soviet countries which recognize Russian medical approvals.  The approval and protocols accepted in the Russian application for approval process will be analyzed by MDMI in British Columbia with the view to advising the Company and designing a go-forward protocol and program to gather further clinical information and product engineering feedback in order to move towards applications for regulatory approval for use and sale in other countries with the ultimate goal of attaining Health Canada and FDA approvals. Without such approvals, which are expected to take several years and indeed may not be achieved, the URO-Stent cannot be used or sold in the respective jurisdictions.

Market

Currently, there are an estimated 23 million men suffering from BPH and related symptoms. Approximately 10% of these men suffer severely and seek medical intervention at an estimated overall cost of $2.5 - $3.0 Billion annually in the United States alone.  An estimated US$8-10 Billion is spent worldwide in treating BPH, which effects 50% of men over age 50.  Worldwide, an estimated 800,000 prostectomies procedures are performed annually.

There is a need for an alternative treatment for the 10-15% of BPH patients who are not suitable for traditional transurethral resection of the prostate (TURP) therapy. Other less/non invasive methods for treating BPH are proving to be more widely accepted. These methods offer significant advantage over TURP, and have been designed to reduce cost and patient trauma, being performed on an outpatient basis with only local anesthesia.

The Company estimates that, with technology improvements in prostatic stents, over 10% or 100,000 of the surgical procedures will be replaced with prostatic stenting.  With improved effectiveness of stents and the mitigation of restenosis, patient-driven demand for a stent solution to BPH will rapidly replace more invasive resections.

The current estimate of average selling price of the URO-Stent worldwide is US$300 per unit.

C.

Organizational Structure

GLOBAL PRECISION MEDICAL INC. (Continued from British Columbia, Canada, to Wyoming - (02 / 05 / 03)) (formerly San Antonios Resources Inc.)
100% 100%
Global Precision Medical (Canada) Inc. (Incorporated in British Columbia April 3, 2003)	Global Precision Medical (USA) Inc. (1) (Incorporated in Montana June 19, 1996)

(1)

On February 5, 2003, Global Precision Medical (USA) Inc. (“GPM-USA”), formerly San Antonios Resources (USA) Inc., and formerly a wholly-owned Montana subsidiary of the Company, was transferred to Antonios Kripotos.  No other assets or liabilities were transferred with GPM-USA.

D.

Property, Plants and Equipment

The Company has no significant material assets or contractual financial obligations. It relies on its strategic relationships to supply the materials and research facilities.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Operating Results

Until September 23, 2002, the Company was in the speculative business of exploring for gold and did not generate any revenues from mining operations.  At that time, a change of business took place and the Company entered into an exclusive worldwide Technology Licence Agreement with Global Medical Sciences Ltd. to commercialize and further develop the technology known as the URO-Stent.   The ability of the Company to continue its activities is dependent upon its ability to raise substantial amounts of equity capital, or otherwise finance its activities.

Critical Accounting Policies and Estimates

The Company’s consolidated financial statements (see “Item 14(a), Financial Statements”) are prepared in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The principal difference from accounting principles generally accepted in the United States (“U.S. GAAP”) that affects the consolidated financial statements of the Company is the treatment of the costs of exploration of unproven mineral properties.  In Canada, these costs are capitalized and written down only if it is determined that it is unlikely that the property contains sufficient economic reserves to recover the accumulated costs.  In the United States, these costs are expensed as they are incurred. Material measurement differences resulting from the application of U.S. GAAP are described in Note 14 to the consolidated financial statements.

The preparation of the Company’s financial statements in conformity with Canadian GAAP requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reporting periods.  Actual results may differ from those estimates.

All of the Company’s significant accounting policies are listed in Note 2 to its consolidated financial statements. Of those significant accounting policies, the Company has identified the following accounting policies which are believed to be the most critical in fully understanding and evaluating the reported financial results:

Licence Agreement

The Company’s licence agreement is recorded at a value based on an average price of the shares two days before and after the date of acquisition, issued in connection with the acquisition of the Licence Agreement, and is being depreciated on a straight-line basis over its estimated useful life of ten years.  The carrying value of the Company’s licence agreement is reviewed by management for impairment on a regular basis or when facts or circumstances would indicate a condition of impairment exists and is tested in reference to discounted cash flows.

Exploration and Development Costs

All direct costs, net of pre-production revenue, relative to the acquisition of, exploration for and development of mineral properties are capitalized individually.  On commencement of commercial production, the net costs of the applicable property are charged to operations using the net-of-production method based on estimated proven and probably recoverable reserves.  Net costs related to abandoned properties are charged to earnings.

The recoverability of the amounts shown for mineral properties and interests is dependent on the confirmation of economically recoverable reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain the necessary financing to successfully complete their development and future profitable operations.

Management reviews the carrying value of its mineral properties on a regular basis by reference to the project economics including the timing of the exploration and/or development work, the work programs and exploration results experienced by the Company and others.  The review of the carrying value of any producing property will be made by reference to the estimated future operating results and net cash flows.  When the carrying value of a property or equipment exceeds its estimated net recoverable amount, provision is made for the decline in value.

Fiscal Year Ended December 31, 2002

Net loss for the fiscal year ended December 31, 2002 was $240,954 (or $0.06 per share) compared to a net loss of $1,213,554 (or $1.45 per share) during the fiscal year ended December 31, 2001 (a net loss of $251,501 (or $0.30 per share) during the year ended December 31, 2000).

The primary activities during the fiscal year ended December 31, 2002, related to a change of business from mineral exploration to the medical technology industry, financing and relinquishment of the remainder of the Company’s mineral properties.  Administrative expenses for the fiscal year ended December 31, 2002 were $256,980 ($308,052 for the fiscal year ended December 31, 2001 and $253,093 for the fiscal year ended December 31, 2000).  A significant component of administrative expenses during the fiscal year ended December 31, 2002 was for consulting fees for services as officers/shareholders of the Company received 400,000 Common Shares in the capital stock of the Company at a value of $62,421 for services related to transferring the technology associated with the URO-Stent from Russia to Canada and in further development of the technology towards commercialization.  The Company also incurred research and development costs of $23,352 during the year ended December 31, 2002 ($nil in prior years) toward the development of the URO-Stent technology.  This expense is expected to increase in future years as the Company brings the technology to market. Salaries expense decreased from $136,000 during the year ended December 31, 2001 to $8,000 during the year ended December 31, 2002 due to the departure during the year of the former director who earned that salary. Other significant administrated expenses incurred by the Company during the year ended December 31, 2002 include legal ($32,490 -2002, $50,174 – 2001, $13,226 – 2000), travel ($26,771 – 2002, $2,262 – 2001, $18,910 -2000), accounting and audit ($24,738 – 2002, $27,568 – 2001, $27,450 – 2000) office ($17,306 – 2002, $19,805 – 2001, $43,098 -2000), and rent ($16,806 – 2002, $33,616 - 2001, $28,896 – 2000).

During the fiscal year ended December 31, 2002, the Company realized a debt forgiveness gain of $22,573 ($nil in prior years), related to third party debt that was forgiven. The Company also incurred a write-down of capital assets of $6,511 during the year ended December 31, 2002 upon vacating its former offices.

During the year ended December 31, 2002, the Company issued 4,030,079 restricted Common Shares in the capital stock of the Company with a deemed value of $6,396,951 for the acquisition of the Technology Licence Agreement with Global Medical Sciences Ltd. to commercialize and further develop the technology known as the URO-Stent.  For financial accounting purposes, these shares have been recorded at a value of $3,326,346 (U.S.$2,096,000) based on an average share price of the Company for a period of two days before and after the acquisition of the Licence.

The Company relinquished its remaining mineral properties at the beginning of the year ended December 31, 2002 and did not incur any mineral property expenditures during the year ended December 31, 2002.

Fiscal Year Ended December 31, 2001

Net loss for the fiscal year ended December 31, 2001 was $1,213,554 (or $1.45 per share) compared to a loss of $251,501 (or $0.30 per share)) during the fiscal year ended December 31, 2000.

The primary activities during the fiscal year ended December 31, 2001, related to financing and administration of the mineral exploration activities, and relinquishment of several of the Company’s mineral properties.  The major expense during the fiscal year ended December 31, 2001 was the write-off of mineral properties abandoned of $502,547, and the write down of the remaining properties due to the uncertainty of raising capital and recovering costs of $378,402.  Administrative expenses for the fiscal year ended December 31, 2001 were $308,052 ($253,093 for the fiscal year ended December 31, 2000 and $361,080 for the fiscal year ended December 31, 1999). Significant other components of administrative expenses related to wages, legal, office, rental and accounting expenses.  These costs are expected to decrease in 2002 as the lease and option payments for the properties dropped in 2001 and early 2002 are no longer payable, and the Company has sized down its office and administrative requirements.

During the fiscal year ended December 31, 2001, the Company realized a foreign exchange loss of $24,600 (2000: loss of $43; 1999: gain of $32,300) arising from differences between the exchange rate of U.S. dollars to Canadian dollars at the time a liability is incurred and the time at which the liability is settled.

Deferred exploration and development expenditures during the fiscal year ended December 31, 2001 were $110,123 (2000: $185,340; and 1999: $194,801). The costs were capitalized under Canadian generally accepted accounting principles (Canadian GAAP) and expensed under United States generally accepted accounting principles (US GAAP).

B.

Liquidity and Capital Resources

As at December 31, 2002 the Company had cash on deposit of $4,923 and a working capital deficiency of $9,350.  These funds are expected to be insufficient to fund short term spending requirements.  The Company anticipates that overhead costs in the next twelve months will approximate $100,000. The Company plans to raise cash to cover this shortfall through the sale of its Common Shares.  During the period from January 1, 2003 to July 31, 2003, the Company incurred expenses of $290,000, of which $96,000 were cash expenses.  This cash loss was financed by shareholder advances of $69,000 and use of non-cash operating working capital of $27,000.

During the fiscal year ended December 31, 2002, the Company settled $294,685 of the $430,685 indebtedness (non-interest bearing and had no fixed terms of repayment) to the former President and CEO of the Company, Antonios Kripotos, with the issue of 2,237,407 Common Shares at U.S.$0.08 per share. The remaining balance of $136,000, and a further $21,097 advanced during the year ended December 31, 2002 was waived by Mr. Kripotos.  During the fiscal year ended December 31, 2002, Ms. I.M. Gogniat, a shareholder, advanced the Company $79,991 to repay an outstanding bank loan of the Company and later during the year waived that advance.

As the Company was unable to raise further capital to fulfill its financial obligations to maintain the remaining mineral properties by paying the annual property holding fees or to carry out any geological investigation, the Company abandoned its mineral property interests.

The Company raises its cash mainly in Canadian dollars and reports its financial position and operating results in Canadian dollars.  Approximately 50% of the planned research and development costs associated with the commercialization of the URO-Stent will be incurred in U.S. dollars.  These cash requirements are therefore subject to fluctuations in the exchange rate between the U.S. and Canadian dollars.  See page 2 herein for a table that discloses the historical exchange rates between the U.S. and Canadian dollar for the past five years.

As at December 31, 2002, the Company’s cash position (deficit) was increased to $4,923 which was $72,076 greater than December 31, 2001.  The Company’s cash balance comprises deposits at major financial institutions (Cash position at December 31, 2001 also included a bank loan of $79,991).

During the year ended December 31, 2002, the Company generated $169,636 (2001: $339,975; 2000: $17,378) through financing activities.  During the year ended December 31, 2002 the Company received $77,965 for subscriptions to purchase 66,667 units in the capital stock of the Company, the units being exercisable until November 29, 2004. Each unit consisted of one Common Share and one-half of one share purchase warrant to purchase one Common Share at a price of U.S.$1.00 during the first year and at U.S.$2.00 during the second year.

During the year ended December 31, 2002, the Company also incurred an increase in its cash position due to the advancement of $79,991 from Ms. Gogniat to repay the Company’s bank loan and a further advancement of $21,097 advancement of funds by Mr. Kripotos.  Both individual subsequently waived these amounts.

During the year ended December 31, 2002 issued 4,030,079 restricted Common Shares in the capital stock of the Company with a value of $6,396,951 for the acquisition of the Technology Licence Agreement with Global Medical Sciences Ltd. to commercialize and further develop the technology known as the URO-Stent.  In addition, the Company issued 400,000 common shares of the Company to two of its officers for compensation for services performed during the year ended December 31, 2002 with a fair value of $62,421.

During the year ended December 31, 2002 the Company utilized no funds in mining exploration activity ($110,123-2001).  There were no additional expenditures made on capital assets during the year ending December 31, 2002 ($nil -2001, $1,081-2000).

Operating activities during the year ended December 31, 2002, consumed $97,560 of cash ($275,131 – 2001, $247,015 – 2000).

Material Differences Between Canada and U.S. Generally Accepted Accounting Principles

Mineral Property Costs

United States generally accepted accounting principles (“U.S. GAAP”) prefers that exploration costs be expensed in the year incurred unless there is substantial evidence that a commercial body of ore has been located, whereas Canadian generally accepted accounting principles (“Canadian GAAP”) allows exploration costs to be deferred during the exploration process. During the year ended December 31, 2002 there was no effect to the financial statements due to differences between U.S. GAAP and Canadian GAAP.

During the year ended December 31, 2001, the expensing of exploration expenditures as a current period expense decreased (increased in 2000) the net loss to $442,728 ($0.53 per share); (2000: $436,841 ($0.54 per share)).  Total assets under U.S. GAAP remained at $36,826 (2000 fell to: $75,279).  Shareholders’ equity at the end of 2001 remained at a deficiency of $582,975 under U.S. GAAP, as it is in Canadian GAAP (2000: shareholders’ equity was reduced to $140,247 under U.S. GAAP from $630,579 under Canadian GAAP).  These differences had no effect on the Company’s liquidity.  As a result of the Company disposing of several mineral properties during the year ended December 31, 2001, and writing down the remaining properties to zero, the effect was that shareholders’ equity and total assets under U.S. GAAP and Canadian GAAP are consistent.

Foreign Currency Translation

Under U.S. GAAP assets and liabilities of subsidiaries not reporting in the parent company’s functional currency are translated at rates of exchange prevailing at each balance sheet date.  Revenues and expenses of such subsidiaries are translated at exchange rates prevailing on the dates on which such items are recognized in operations.  Gains and losses arising from the translation of financial statements are deferred and disclosed as a separate component of shareholders’ equity.  This difference does not generate a material adjustment.

Comprehensive Income

In June 1997 Statement of Financial Accounting Standard No. 130, “Reporting Comprehensive Income” was issued, which requires that an enterprise report, by major component and as a single total, the change in the net assets during the period from non-owner sources.  As the Company has no other comprehensive income item this standard does not require further disclosures.

Accounting for Derivative Instruments and Hedging Activities

In June 1998 Statement of Financial Accounting Standard (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities”, was issued which standardized the accounting for derivative instruments (“SFAS No. 133”).  SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999.  SFAS No. 137 was subsequently issued which deferred the effective date of SFAS No. 133 to June 30, 2000.  The Company does not have derivative instruments and as such no changes will be necessary.

Accounting for Stock-based Compensation

For U.S. GAAP purposes the Company accounts for stock-based compensation to employees and directors under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, using the intrinsic value based method whereby compensation costs are recorded for the excess, if any, of the quoted market price at the date granted over the exercise price.  As at December 31, 2001 no compensation cost has been recorded for any period under this method.

Statement of Financial Accounting Standard No. 123, “Accounting for Stock-Based Compensation” requires the use of the fair value based method of accounting for stock options. Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the vesting period.

Under U.S. GAAP, as the Company’s stock options are denominated in United States dollars, they are subject to variable accounting.

Financial Statement Presentation

Under Canadian GAAP, where an entity disposes of substantially all of its assets and the remaining operations are insignificant, discontinued operations disclosure (presenting the discontinued operations as a single line on the financial statements) is not considered informative to readers.  As a result, Canadian GAAP precludes presentation in this manner. Under United States GAAP (“U.S. GAAP”), no such preclusion exists.  As the Company’s activities related to its medical device business commenced in late 2002, net loss from discontinued operations under U.S. GAAP would equal net loss under U.S. GAAP as described above.  In addition, operating, investing and financing cash flows would, under U.S. GAAP on a discontinued basis, equal the net change in cash as described above.

Other differences between Canadian GAAP and U.S. GAAP that affect the Company are described in Note 14 to the audited consolidated financial statements for the fiscal year ended December 31, 2002, found in this annual report.

C.

Research and Development, Patents and Licences, etc.

The URO-Stent has IP protection in that it has been granted a patent by the Patent Office of Russia and is the subject of a pending application under the international Patent Cooperation Treaty.   On approval of a current application for use and sale in Russia, the Company will seek to contract with TransTechnology (Moscow) to coordinate with the Company’s Patent Attorneys to manage the IP of the URO-Stent and any other devices that may emerge from the special properties of the IMET NiTi wire to which  the Company has rights.

D.

Trend Information

As the Company has an application for regulatory approval in Russia for the use and sale of the URO-Stent as the first stage towards commercialization, information required by this section is not applicable.

E.

Off-Balance Sheet Arrangements

As the Company’s last fiscal year end is December 31, 2002, there is no requirement for disclosure hereunder.

F.

Contractual Obligations

As the Company’s last fiscal year end is December 31, 2002, there is no requirement for disclosure hereunder.

G.

Safe Harbor

As the Company’s last fiscal year end is December 31, 2002, there is no requirement for disclosure hereunder.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

#

Name	Age	Position and Offices with the Company	Date of First Appointment
CODERRE, Michel (2) Director	44	Chairman and President	September 23, 2002
HOLMES, Linda	53	Corporate Secretary	June 27, 2002
SEMPLE, Lindsay B. Director (1)	59	Chief Executive Officer	September 23, 2002
ELLIOTT, James R. Director (1)	45	Chief Technology Officer	September 23, 2002
ZERROUK, Dr. A. Faouzi (2) Director	44	Director	September 23, 2002
WEISS, Boris Director (1)	39	Director	September 23, 2002

(1)

Member of the Audit Committee

(2)

Mr. Coderre is President, CEO and a director, and Dr. Zerrouk is Chairman, of Global Medical Sciences Ltd., which is the controlling shareholder of the Company.

•

Michel Coderre, a Barrister and Solicitor, has been President and CEO of Zecotek Holdings Inc., a privately-held Canadian technology company, since August 2002.  Since September 2002, he has been President, CEO and a director of Global Medical Sciences Ltd.  From April 1998 to May 2002, he was Managing Partner of the Montreal office of Coudert Brothers, an international law firm. From May 1996 to April 1998 he was Managing Partner of Coderre & Associates, Barristers and Solicitors.

•

Linda Holmes has been a Canadian-U.S. Securities Compliance Consultant to public companies since 1997 and has served as Corporate Secretary to International Green Ice Inc. since July 2000 and as Corporate Secretary to Net Nanny Software International Inc. from June 2000 to February 2002.

•

Lindsay B. Semple (M.A. Econ.) is in charge of the day-to-day operations of the Company.  Mr. Semple has been engaged in the development and financing of a number of Vancouver-based companies in the resource industry.  Director, President and Secretary of PNG Hardwoods Inc., 1998 to October 2001; Director of Minera Rayrock Inc. (TSE) from 1992 to 1998.

•

James R. Elliott holds a B.Sc. (University of British Columbia) and a B.A.Sc. in Bio-Resource Engineering and Masters of Engineering Science in Materials Engineering (University of Western Ontario).  He has extensive knowledge in the medical device industry and the intricacies of the regulatory approval process.  He has been Chairman, President and CEO of MDMI Technologies Inc. and Thermal Ablation Technologies Canada Ltd, both private medical research and development companies since April 1998.  From April 1994 to February 1998, Mr. Elliott was the Director/Officer of the Canadian operations of Arterial Vascular Engineering Inc. a medical device company that was acquired by Medtronic, Inc.

•

Dr. A. Faouzi Zerrouk has been Chairman of Zecotek Holdings Inc. since August 2002 and of Global Medical Sciences Ltd. since September 2002.  Prior to this, he was President and Chairman of UTAR Scientific Inc., a private technologies research and development firm, between October 1998 and May 2002; Director of: UTAR Holdings Inc. since July 1999, UTAR Photonix Inc. and UTAR International Inc. since December 1999, UTC East Ltd. since January 1999, Poloitek Inc. since January 2000 and TASR Ltd. since April 1996.  President and Director of: Accu Vision Inc., Isotpix Inc. and Locdatum Inc. since October 1999, Progressive Laser Inc. since May 1998, 3652572 Canada Inc. since July 1999.

•

Boris Bruno Weiss has been President and Director of Advanced Mapping Group Ltd. (“AMG”), a resource management, investment and consulting firm servicing a number of North and South American companies. From April 1998 to May 2002, Mr. Weiss was employed on a contract basis as director of business development and marketing for UTAR Scientific Inc., a private technologies research and development firm through AMG Ltd.  Mr. Weiss is currently serving on the Board of Directors or as an Officer for several private companies, including Virgin Forestal Parks Inc., and Western High Tech Ltd.

There are no family relationships between any director or executive officer and any other director or executive officer.

There is no arrangement or understanding with major shareholders, suppliers or others, pursuant to which any person referred to above was selected as a director of member of senior management.

B.

Compensation

During the year ended December 31, 2002, the Company did not pay any compensation to its directors and officers.

During the fiscal year ended December 31, 2002, stock options were granted to directors and members of its administrative, supervisory or management bodies, as follows:

Summary Option Table

Name	Number of Options Held	Exercise Price of Options (US $)	Expiry Date of Options	Purchase Price
Coderre, Michel	25,000 (1)	1.00	Sep 23, 2007	N/A
Elliott, James	225,000 (2) 200,000 (3) 200,000 (4)	1.00 2.00 3.00	Sep 23, 2007 Sep 23, 2007 Sep 23, 2007	N/A N/A N/A
Holmes, Linda	25,000 (5)	1.00	Sep 23, 2007	N/A
Semple, Lindsay	25,000 (1)	1.00	Sep 23, 2007	N/A
Weiss, Boris	25,000 (1)	1.00	Sep 23, 2007	N/A
Zerrouk, Dr. A. Fauzi	25,000 (1)	1.00	Sep 23, 2007	N/A

(1)

Options vest immediately.

(2)

Of this total, 25,000 options vested immediately; 50,000 options vested December 23, 2002; 50,000 options vested March 23, 2003; 50,000 options vested on June 23, 2003 and 50,000 vest September 23, 2003.

(3)

Of this total, 50,000 vest December 23, 2003; 50,000 vest March 23, 2004; 50,000 vest June 23, 2004 and 50,000 vest September 23, 2004.

(4)

Of this total, 50,000 options vest December 23, 2004; 50,000 vest March 23, 2005; 50,000 vest March 23, 2005; and 50,000 vest June 23, 2005.

(5)

Of this total, 6,250 options vested immediately; 6,250 options vested December 23, 2002; 6,250 options vested March 23, 2003 and the balance of the options vested June 23, 2003.

Except for the granting of stock options noted above, the Company has no bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company’s directors or executive officers nor does it have any formal plan for compensating its directors for their service in their capacity as directors.

The Company did not set aside or accrue in the last fiscal year any pension, retirement or similar benefits for directors or officers of the Company, and the Company does not have any pension, retirement or similar benefit plans for its directors or executive officers.

C.

Board Practices

Directors and Officers Term of Office and Length of Service

The directors of the Company are elected annually and hold office until the next annual meeting of the shareholders of the Company or until their successors in office are duly elected or appointed. All directors are elected for a one-year term. All officers serve at the pleasure of the board of directors.

Service Contracts with Directors and Officers

Currently, there are no directors’ service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

Committees of the Board of Directors

Committees are appointed by the Board of Directors of the Company and its members hold office until removed by the Board of Directors or until the next annual general meeting of the Company, at which time their appointments expire and they are then eligible for re-appointment.  The Company currently has an Audit Committee.  As there is no compensation paid to the current officers of the Company, nor any present intention to pay such compensation, there is no Compensation Committee.

The mandate of the Audit Committee is to:

(i)

ensure that at all times there are direct communication channels between the Audit Committee and the Company’s auditors;

(ii)

provide oversight of the Company’s financial management and of the design and implementation of an effective system of internal financial controls; and

(iii)

review and report to the Board of Directors on all audited financial statements prepared by the Company.

D.

Employees

As at the year ended December 31, 2002, the Company did not have any full-time, part-time or temporary employees and has not had any since 1999.

E.

Share Ownership

The following table sets out the share ownership of those persons listed in Item 6. Directors, Senior Management and Employees, B. Compensation, above and includes details of all stock options granted as of August 5, 2003.  None of the stock options granted have been exercised.

Name	Number of Common Shares Held	Percentage of Outstanding Common Shares	Number of Options Held	Exercise Price of Options (US $)	Expiry Date of Options	Purchase Price
Coderre, Michel	554,136 (1)	06.81	25,000 (1)	1.00	Sept 23, 2007	N/A
Elliott, James	0	00.00	225,000 (2) 200,000 (3) 200,000 (4)	1.00 2.00 3.00	Sept 23, 2007 Sept 23, 2007 Sept 23, 2007	N/A N/A N/A
Holmes, Linda	8,000	00.10	25,000 (5)	1.00	Sept 23, 2007	N/A
Semple, Lindsay	163,332 (2)	02.01	25,000 (1)	1.00	Sept 23, 2007	N/A
Weiss, Boris	252,708 (3)	03.11	25,000 (1)	1.00	Sept 23, 2007	N/A
Zerrouk, Dr. A. Fauzi	1,662,407(4)	20.46	25,000 (1)	1.00	Sept 23, 2007	N/A

(1)

Mr. Coderre has control or direction over these 554,136 Common shares which are held by Global Medical Sciences Ltd., the controlling shareholder of the Company, for which Mr. Coderre serves as President, CEO and a director.

(2)

Of this amount, Mr. Semple beneficially owns 134,666, and his spouse owns 28,666, Common Shares.

(3)

Mr. Weiss has control or direction over these 252,708 Common Shares which are held by Advanced Mapping Group

(4)

Dr. Zerrouk has control or direction over these 1,662,407 Common Shares which are held by Global Medical Sciences Ltd., for which he serves as Chairman.

The Board of Directors adopted an equity incentive plan, the 2002 Stock Option Plan (the “Plan”), on June 27, 2002 after terminating the 1999 Combined Incentive and Nonqualified Stock Option Plan, as allowed therein.  There were no options outstanding in the 1999 Plan, since cancellation of the 3,333 options remaining therein was effected June 27, 2002.  Disinterested shareholder approval and ratification of the Plan was received at the annual and special meeting of the Company held September 23, 2002.  The Plan provides for the granting of stock options, including Incentive Stock Options ("ISOs") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and Non-Qualified Stock Options ("NQSOs").

The Plan allows the Board of Directors, or a committee thereof at the Board's discretion, to grant stock options to officers, directors, key employees and consultants of the Company and its affiliates.  An aggregate of 2,000,000 shares of Common Shares has been reserved for issuance upon exercise of the options granted under the Plan.  Pursuant to the Plan, the exercise price shall in no event be less than the fair market value of the Common Shares at the date of grant.

The Board may suspend, terminate or amend the Plan at any time, provided, however, that shareholder approval is required if and to the extent the Board determines that such approval is appropriate for purposes of satisfying Section 422 of the Code or Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The following table sets out the shareholders beneficially owning, directly or indirectly, or exercising control or direction over, more than 5% of the voting rights attached to the Common Shares of the Company as at August 5, 2003:

Name	No. of Common Shares Owned or Controlled	Percentage of Outstanding Shares
Global Medical Sciences Ltd. (1)	4,030,079	49.58
Ilona M. Gogniat	2,008,345	24.71
Directors and Senior Officers, as a group	424,040	05.22

(1)

Company Directors, Michel Coderre, President, CEO and a Director of Global Medical Sciences Ltd., and Dr. Faouzi Zerrouk, Chairman of Global Medical Sciences Ltd., beneficially own, respectively, 554,136 and 1,662,407 Common Shares of the Company through Global Medical Sciences Ltd.

There is only one class of stock, Common Shares, carrying one vote each.

As at August 5, 2003, there were 21 holders of record in Canada owning a total of 1,581,908 Common Shares, and 4 holders of record in the United States owing a total of 66,832 Common Shares, of the total issued and outstanding Common Shares of the Company.

Other than as shown in the table above, to the best of its knowledge, the Company is not directly or indirectly owned or controlled by any other corporation or by any foreign government nor by any other natural or legal person severally or jointly.

There are no voting agreements or similar arrangements, formal or informal, written or oral, the operation of which may at a subsequent date result in a change of control of the Company, known by management to exist.

B.

Related Party Transactions

There were no material transactions during the last fiscal year ended December 31, 2002, and to the date of this document, nor are there any proposed material transactions between the Company and:

(a)

enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company, other than between the Company and Global Medical Sciences Ltd. (“GMS”), which owns 4,030,079 restricted Common Shares in the capital stock of the Company, having a deemed value of $6,396,951 (representing 49.38% of the issued and outstanding Common Shares of the Company) in exchange for the acquisition by the Company of the Technology Licence Agreement to commercialize and further develop the technology known as the URO-Stent. For financial accounting purposes these shares have been recorded at a value of $3,326,346 (U.S. $2,096,000) based on an average share price of the Company for two days before and after the acquisition of the Licence.  In addition, a total of $23,342 was paid to or on behalf of GMS to continue research and development on the URO-Stent, as provided for under the terms of the Licence.

(b)

associates;

(c)

individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual’s family, other than Ms. I.M. Gogniat who received 300,000 Common Shares in the capital stock of the Company with a value of $46,816 for services performed related to transferring the technology associated with the URO-Stent from Russia to Canada and in further development of the technology towards commercialization. She also advanced the Company $79,991 to allow the Company to repay its bank loan and subsequently waived this amount.

(d)

key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of companies and close members of such individual’s families, other than as described under (a) above and between the Company and:

(i)

Lindsay Semple, CEO and a director of the Company, who has, from time to time advanced capital in the amount of $68,695 to or on behalf of the Company on an interest free non-recourse shareholder loan basis which amount will be either repaid from future financings or converted to common shares at a price determined by the directors with no financial interest, but in any event, at a price related to the market trading price on the OTCBB.  He also received 100,000 Common Shares in the capital stock of the Company valued at $15,606 for services performed related to transferring the technology associated with the URO-Stent from Russia to Canada and in further development of the technology towards commercialization;

(ii)

Linda Holmes, Corporate Secretary of the Company, who received $7,500 in consulting fees for office services performed.

(e)

enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such person is able to exercise significant influence including enterprises owned by directors or major shareholders of the Company and enterprises that have a member of key management in common with the Company.

No loans or guarantees of any kind have been made by the Company to or for the benefit of any of the persons listed above.

During the fiscal year ended December 31, 2002, the Company settled $294,685 of the $430,685 indebtedness (non-interest bearing and had no fixed terms of repayment) to the former President and CEO of the Company, Antonios Kripotos, with the issue of 2,237,407 Common Shares at U.S.$0.08 per share. The remaining balance of $136,000 and a further $21,097 advanced during the year ended December 31, 2002 was waived by Mr. Kripotos.

C.

Interests of Experts and Counsel

Not Applicable.

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

The Company’s consolidated audited financial statements for the fiscal year ended December 31, 2002, are filed as an exhibit herein.

B.

Significant Changes

Effective September 25, 2002, the Company entered into an exclusive worldwide Technology Licence Agreement with Global Medical Sciences Ltd. to commercialize and further develop the technology known as the URO-Stent. The Licence was granted in consideration of the issuance of 4,030,079 restricted Common Shares of the Company with a value of $6,396,951.  At the Annual and Special General Meeting of Shareholders held September 23, 2002 (the “Meeting”), shareholders approved the proposed Licence transaction, the new business and resultant change in control of the Company, and a special resolution to change the Company’s name to Global Precision Medical Inc. to reflect the new business direction of the Company.  The principal business of the Company consequently ceased to be mineral exploration.

On February 5, 2003, the Company was continued from British Columbia, under provisions of the Company Act (British Columbia), into the State of Wyoming, pursuant to W.S. 17-16-1503 of the 1989 Wyoming Business Corporation Act.

Other than as disclosed in the preceding paragraph, there have been no significant changes since the date of the consolidated audited financial statements for the fiscal year ended December 31, 2002, which statements are located at Item 19 herein.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

Not Applicable

B.

Plan of Distribution

Not Applicable.

C.

Markets

The Common Shares of the Company were listed for trading on the NASD OTC Bulletin Board on June 7, 2000 under the symbol “SANRF.”  Upon completion of the share consolidation in October 2001 (6 old for 1 new share) the Company’s symbol was changed to “SATRF.”  Subsequently, and following a change of business direction into the medical device industry and name change to Global Precision Medical Inc. effective September 23, 2002, the Company’s symbol was changed to “GBPMF”.  The Company’s Common Shares are not listed on any other exchange.  The following table sets forth the high and low prices for the Company’s Common Shares on the OTC Bulletin Board, reported on a fiscal quarter basis for the two most recent fiscal years ending December 31, 2002 and for the first quarter of 2003, on a monthly basis for the most recent six months, and on an annual basis since the initial trade date in 2000:

Period	High (U.S.$)	Low (U.S.$)
Quarter Ended
March 31, 2001	2.70	1.50
June 30, 2001	no trades	no trades
September 30, 2001	no trades	no trades

Quarter Ended
December 31, 2001	0.11	0.05
March 31, 2002	0.10	0.05
June 30, 2002	no trades	no trades
September 30, 2002	1.05	0.10
December 31, 2002	1.10	0.50
March 31, 2003	1.05	0.47
June 30, 2003	1.00	0.15
Period	High (U.S.$)	Low (U.S.$)
Monthly (for previous 6 mos.)
July 2003	0.40	0.20
June 2003	0.51	0.15
May 2003	0.55	0.19
April 2003	1.00	0.75
March 2003	1.05	0.52
February 2003	no trades	no trades

Annual
June 7 – December 31, 2000	6.00	2.63
2001	2.70	0.05
2002	1.10	0.05
January 1 – July 31, 2003	1.05	0.16

D.

Selling Shareholders

Not Applicable

E.

Dilution

Not Applicable.

F.

Expenses of the Issue

Not Applicable

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

Not required

B.

Memorandum and Articles

The Company was incorporated under the Company Act (British Columbia) on August 24, 1990 under Incorporation Number 392518 and, in accordance with the laws of the state of Wyoming, renounced its original country of incorporation by way of continuation into Wyoming, effective February 5, 2003, and is now incorporated under the Wyoming Business Corporations Act (the “Act”).

The Company previously filed its Memorandum and Articles on Amendment No. 2 of its Registration Statement on Form 20-F and, as the same Memorandum and Articles were filed as part of the Company’s continuation into Wyoming, as required by the Secretary of State, Wyoming, and as the information has not changed, they are incorporated herein by reference.

C.

Material Contracts

During the past two years, other than contracts entered into in the ordinary course of its business, the Company entered into one material contract as follows:

At an Annual and Special General Meeting of Shareholders held September 23, 2002, shareholders approved a worldwide Technology Licence Agreement entered into by the Company with Global Medical Sciences Ltd. (“GMS”) to commercialize and further develop the technology known as the URO-Stent (the “Licence”), a change in control of the Company; and a special resolution to change the Company’s name to Global Precision Medical Inc. in order to reflect the new business direction of the Company. The Licence was granted in consideration of the issuance of 4,030,079 restricted Common Shares in the capital stock of the Company. Under the Licence, the Company undertakes to continue actively the further development of the URO-Stent by committing to research and development work by certain scientists by means of ongoing revolving research and development agreements between the Company and certain scientists.  Consideration for such research and development is to be paid in accordance with agreed upon arm’s length terms.  The Company is to provide management support services on an active and regular basis to GMS.  The Technology Licence Agreement is attached hereto as Exhibit 4.19 hereto.

D.

Exchange Controls

On February 5, 2003 the Company relocated its jurisdiction of incorporation from the PROVINCE OF BRITISH COLUMBIA into the STATE OF WYOMING by way of a continuation as provided under the British Columbia Company Act and the Wyoming Business Corporations Act.

There are currently no restrictions on the export or import of capital out of or into Canada, nor are there foreign exchange controls or other laws, decrees or regulations of Canada or the province of British Columbia restricting remittance of dividends or other payments to non-resident holders of the Company's Common Shares, other than any applicable withholding taxes.  However, no assurance can be given that legislation enacted in the future will not have an adverse impact on non-Canadian shareholders.

Except as provided in the Investment Canada Act (the "Investment Act"), there are no limitations under the laws of Canada, the province of British Columbia or in the charter or any other constituent documents of the Company on the right of foreigners to hold or vote the Company's Common Shares.

The Investment Act generally prohibits implementation of a reviewable investment of an individual, government (or agency thereof), corporation, partnership, trust or joint venture that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada.  An investment in the Company's Common Shares by a non-Canadian (other than an "American" as defined in the Investment Act) would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company was $5 million or more.  A non-Canadian (other than an American) would be deemed to acquire control of the Company for the purposes of the Investment Act if he acquired a majority of the Common Shares outstanding (or less than a majority but controlled the Company in fact through the ownership of one-third or more of the Common Shares outstanding) unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of such shares.  Certain transactions in relation to the Company's Common Shares would be exempt from review under the Investment Act, including, among others, the following:

(a)

acquisition of shares by a person in the ordinary course of that person's business as a trader or dealer in securities;

(b)

acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provision of the Investment Act; and

(c)

acquisition of control of the Company by reason of any amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control of the Company, through the ownership of voting interests, remains unchanged.

The Investment Act was amended with the Canada-United States Free Trade Agreement to provide for special review thresholds for Americans (including "American-controlled entities" as defined in the Investment Act).  Under the Investment Act, as amended, an investment in the Company's Common Shares by an American would be reviewable only if it was an investment to acquire control of the Company and the value of the assets of the Company was equal to or greater than a specified amount (the "Review Threshold"), which increases in stages.  The Review Threshold is currently (Cdn.) $150 million, and remains at (Cdn.) $150 million in constant 1992 dollars (calculated as prescribed in the Investment Act) after 1992.

The provisions of the Investment Act and Free Trade Agreement may have an anti-takeover effect as they may operate to prevent U.S. or other non-Canadian persons from directly or indirectly acquiring control of the Company.

E.

Taxation

Canadian Federal Tax Consequences

The summary below applies up until February 5, 2003 to a holder (a “Holder”) of one or more common shares who for the purposes of the Income Tax Act (Canada) (the “Act”) is a non-resident of Canada, holds his common shares as capital property and deals at arm’s length with the Company.

Dividends

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on his common shares.  Under the Canada-U.S. Income Tax Convention (1980) (the “Treaty”), the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States is generally 15% of the gross amount of the dividend.  The rate of Part XIII Tax is reduced to 5% if the Holder is a corporation that owns at least 10% of the voting stock of the Company.  The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of a common share, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted “taxable Canadian property” as defined by the Act.  Generally, a common share will not constitute taxable Canadian property of a Holder unless he held the common shares as capital property used by him carrying on a business (other than an insurance business) in Canada, or he or persons with whom he did not deal at arm’s-length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company.

A Holder who is a resident of the United States and realizes a capital gain on disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common share is derived from, or forms an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the ten years immediately, and for a total of 120 months during the 20 years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of a common share must include one half of the capital gain (taxable capital gain) in computing his taxable income earned in Canada.  This Holder may, subject to certain limitations, deduct one half of any capital loss (allowable capital loss) arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains of any of the three preceding years or any subsequent year.

Material United States Federal Income Tax Consequences

The following is a discussion of material United States federal income tax consequences, under the law, generally applicable to a U.S. Holder (as defined below) of Common Shares of the Company.  This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended ("the Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time.  In addition, the discussion does not consider the potential effects, both adverse and beneficial, of recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. Accordingly, holders and prospective holders of Common Shares of the Company are urged to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of Common Shares of the Company.

U.S. Holders

As used herein, a "U.S. Holder" includes a holder of Common Shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof and any other person or entity whose ownership of Common Shares of the Company is effectively connected with the conduct of a trade or business in the United States.  A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of Common Shares of the Company is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of  employee stock options or otherwise as compensation.  This discussion is limited to U.S. Holders who hold Common Shares of the Company as capital assets.

Distributions on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to Common Shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal Income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States Federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the Common Shares and thereafter as gain from the sale or exchange of the Common Shares.  Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

Dividends paid on the Common Shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% or 80% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% or 20%, respectively, of the voting power and value of the Company.  The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of Common Shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax.  This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year.  There are significant and complex limitations to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his/her or its worldwide taxable income.  In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.  There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of Common Shares of the Company are encouraged to consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of Common Shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the Common Shares of the Company.  This gain or loss will be capital gain or loss if the Common Shares are capital assets in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders that are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), any unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following four circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of Common Shares of the Company:

(i)

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company's outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 50% or more of the Company's gross income for such year was derived from certain passive sources (e.g. from dividends received from its subsidiaries), the Company would be treated as a "foreign personal holding company".  In that event, U.S. Holders that hold Common Shares of the Company would be required to include in gross income for such year their allocated portions of such passive income to the extent the Company does not actually distribute such income.

(ii)

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company's outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities or any interest therein, it is possible that the Company might be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging Common Shares of the Company to be treated as ordinary income rather than capital gain.

(iii)

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company ("PFIC"), as defined in Section 1296 of the Code, if 75% or more of its gross income in a taxable year is passive income, or the average percentage of the Company’s assets (by value) during the taxable year which produce passive income or which are held for production of same is at least 50%.  Passive income is generally defined to include gross income in the nature of dividends, interest, royalties, rents and annuities; excess of gains over losses from certain transactions in any commodities not arising inter alia from a PFIC, whose business is actively involved in such commodities; certain foreign currency gains; and other similar types of income.  The Company technically fit within the PFIC definition.  On February 5, 2003, the Company ceased to be a Canadian company became registered in the jurisdiction of Wyoming under the Wyoming Business Corporations Act and on this the Company believes that as of this date, its PFIC status has changed.

U.S. Holders owning shares of a PFIC are subject to an additional tax and to an interest charge based on the value of deferral of tax for the period during which the shares of the PFIC are owned, in addition to treatment of any gain realized on the disposition of shares of the PFIC as ordinary income rather than as a capital gain.  However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund (“QEF”) with respect to such shareholder’s interest therein, the above-described rules generally will not apply.  Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC’s ordinary earnings and any net capital gain regardless of whether such income or gain was actually distributed.  A U.S. Holder of a QEF can, however, elect to defer the payment of United States Federal income tax on such income inclusions.  Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or persons.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market (a “mark-to-market election”).  If such an election is made, such U.S. Holder will not be subject to the special taxation rules of PFIC described above for the taxable years for which the mark-to-market election is made.  A U.S. Holder who makes such an election will include in income for the taxable year an amount equal to the excess, if any, of the fair market value of the shares of the Company as of the close of such tax year over such U.S. Holder’s adjusted basis in such shares.  In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any of (A) the mark-to-market gains for the shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior year but for Section 1291 interest on tax deferral rules discussed above with respect to a U.S. Holder, who has not made a timely QEF election during the year in  which he holds (or is deemed to have held) shares in the Company and the Company is a PFIC (“Non-Electing U.S. Holder”), over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years.  A U.S. Holder’s adjusted tax basis in the shares of the Company will be increased or decreased to reflect the amount included or deducted as a result of mark-to-market election.  A mark-to-market election will apply to the tax year for which the election is made and to all later tax years, unless, the PFIC stock ceases to be marketable or the IRS consents to the revocation of the election.

The IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by a Non-Electing U.S. Holder that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.  Generally, in such cases, the basis of the Company’s shares in the hands of the transferee and the basis of any property received in the exchange for those shares would be increased by the amount of gain recognized.  A U.S. Holder who has made a timely QEF election (as discussed above) will not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.  The transferee’s basis in this case will depend on the manner of the transfer.  The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the shares of the Company are transferred.  Each U.S. Holder should consult a tax advisor with respect to how the PFIC rules affect their tax situation.

If the Company is a PFIC for any taxable year during which a non-electing U.S. Holder holds common shares, then the Company will continue to be treated as a PFIC with respect to such common shares, even if it is no longer by definition a PFIC.  A non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be tax under the rules discussed above for non-electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

The PFIC and QEF election rules are complex.  U.S. Holders should consult a tax advisor regarding the availability and procedure for making the QEF election as well as the applicable method for recognizing gains or earnings and profits under the foregoing rules.

(iv)

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of stock of the Company or the total value of the stock of ("United States shareholder"), the Company could be treated as a controlled foreign corporation under Subpart F of the Code.  This classification would effect many complex results including the required inclusion by such United States shareholders in income of their pro rata share of: (a) "Subpart F Income" (as specially defined by the Code) of the Company; (b) the Company's earnings invested in U.S. property; and (3) earnings invested in "excess passive assets" (as specifically defined by the Code).  In addition, under Section 1248 of the Code, a gain from the sale or exchange of Common Shares of the Company by a U.S. person who is or was a United States shareholder (as defined in the Code) at any time during the five years period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged.  Because of the complexity of Subpart F, and because it is not clear that the Company is a controlled foreign corporation, a more detailed review of these rules is outside of the scope of this discussion.

If the Company is both a PFIC and controlled foreign corporation, the company will generally not be treated as a PFIC with respect to United States shareholders of the controlled foreign corporation.  This rule generally will be effective for taxable years of the Company ending with or within such taxable years of United States shareholders.

CERTAIN U.S. TAX CONSEQUENCES TO NON-U.S. HOLDERS

From February 5, 2003, the date at which the Company ceased to be a Canadian company and became registered in the jurisdiction of Wyoming under the Wyoming Business Corporations Act.

The following summary describes the material U.S. federal income and estate tax consequences of the ownership of common stock by a Non-U.S. Holder (as defined below) as of the date hereof. This discussion does not address all aspects of U.S. federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to such Non-U.S. Holders in light of their personal circumstances. Special rules may apply to certain Non-U.S. Holders, such as certain United States expatriates, "controlled foreign corporations", "passive foreign investment companies", "foreign personal holding companies" and corporations that accumulate earnings to avoid U.S. federal income tax, that are subject to special treatment under the Internal Revenue Code of 1986, as amended (the "Code"). Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below.

If a partnership holds common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Persons who are partners of partnerships holding common stock should consult their tax advisors.

As used herein, a "U.S. Holder" of common stock means a holder that for U.S. federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person. A "Non-U.S. Holder" is a holder that is not a U.S. Holder.

Persons considering the purchase, ownership or disposition of common stock should consult their own tax advisors concerning the U.S. federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

Dividends

Dividends paid to a Non-U.S. Holder of common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States, and, where a tax treaty applies, are attributable to a U.S. permanent establishment of the Non-U.S. Holder, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be satisfied in order for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A Non-U.S. Holder of common stock who wishes to claim the benefit of an applicable treaty rate (and avoid backup withholding as discussed below) for dividends paid will be required (a) to complete

Internal Revenue Service ("IRS") Form W-8BEN (or other applicable form) and certify under penalties of perjury that such holder is not a United States person or (b) if the common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain Non-U.S. Holders that are entities rather than individuals.

A Non-U.S. Holder of common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of common stock unless (i) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States, and, where a tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Holder, (ii) in the case of a Non-U.S. Holder who is an individual and holds the common stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (iii) we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes.

A Non-U.S. Holder described in clause (i) above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and, if it is a corporation, may be subject to the branch profits tax at a rate equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. An individual Non-U.S. Holder described in clause (ii) above will be subject to a flat 30% tax on the gain derived from the sale, only if it is connected with the conduct of a trade business within the United States, which tax may be offset by U.S. source capital losses (even though the individual is not considered a resident of the United States).

We believe we are not and do not anticipate becoming a "U.S. real property holding corporation" for United States federal income tax purposes. If the Company is or becomes a U.S. real property holding corporation, so long as the common stock continues to be regularly traded on an established securities market, only a Non-U.S. Holder who holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder's holding period) more than five percent of the common stock will be subject to U.S. federal income tax on the disposition of the common stock.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

A Non-U.S. Holder will be subject to backup withholding unless applicable certification requirements are met.

Payment of the proceeds of a sale of common stock within the United States or conducted through certain U.S.-related financial intermediaries is subject to information reporting unless the beneficial owner certifies under penalties of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person) or the holder otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's U.S. federal income tax liability provided the required information is furnished to the IRS.

F.

Dividends and Paying Agents

Not Applicable.

G.

Statement by Experts

Not Applicable.

H.

Documents on Display

All documents referred to herein may be inspected at the offices of the Company’s Registered Agent, William Vines, c/o Jones, Jones, Vines & Hunkins, 718 9th Street, P.O Drawer 189, Wheatland, Wyoming 82201.

I.

Subsidiary Information

Total ownership of Global Precision Medical (USA) Inc., (formerly San Antonios Resources (USA) Inc.), formerly a wholly-owned Montana subsidiary of the Company, was transferred to Antonios Kripotos on February 5, 2003.   Also see Item 4C herein.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A.

Qualitative Information about Market Risk

Currency Exchange Rate Sensitivity

The results of the Company’s operations are subject to currency transnational risk and currency transaction risk.  Regarding currency transnational risk, the operating results and financial position of the Company are reported in Canadian dollars in the Company’s consolidated financial statements.  The fluctuation of the U.S. dollar in relation to the Canadian dollar will, therefore, have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

In regards to transaction risk, the Company’s functional currency is the Canadian dollar and its activities are predominantly executed using the Canadian dollar.  The Company incurs approximately 50% of its expenses in U.S. dollars.  The Company’s Common Shares are listed for trading on the NASD’s OTC Bulletin Board and are bought and sold in U.S. dollars.  The Company has not entered into any agreements or purchased any instruments to hedge any possible currency risks at this time.

Interest Rate Sensitivity

The Company currently has no significant short-term or long-term debt requiring interest payments.  As a result, the Company has not entered into any agreement or purchased any instrument to hedge against possible interest rate risks at this time.  The Company has no interest earning investments.  Thus, any reductions in future income or carrying values due to future interest rate declines are believed to be immaterial.

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has not been a material default in the payment of principal, interest, a sinking or purchase fund installment, or any other material default not cured within thirty days, relating to indebtedness of the Company.  There are no payments of dividends by the Company in arrears, nor has there been any other material delinquency relating to any class of preference shares of the Company (of which there is none) and the Company has not defaulted on any payment with respect to the indebtedness of the Company.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no changes made to the rights of the holders of the Company’s securities.

ITEM 15.

CONTROLS AND PROCEDURES

(a)

Within 90 days prior to the date of this report, the Company performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed on Form 20-F and filed with the Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner. Based on that review and evaluation dated July 28, 2003, the CEO and President have concluded that Company's current disclosure controls and procedures, as designed and implemented, were in need of improvement if the Company is to increase its activity levels and remain a fully reporting entity.

(b)

There are plans to make changes in the Company's internal controls and in other factors that could improve the Company's internal controls subsequent to the date of their evaluation.

ITEM 16.

RESERVED

PART III

ITEM 17.

FINANCIAL STATEMENTS

The financial statements filed as part of this Annual Report are listed in “Item 19 – Financial Statements and Exhibits”.

ITEM 18.

FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 17.

#

ITEM 19.

FINANCIAL STATEMENTS AND EXHIBITS

The following financial statements and exhibits are filed as part of this Annual Report.

(a)

Financial Statements and Reports

Page
Independent Auditors’ Report to the Directors and Shareholders	40
Comments by Auditors on Canada-United States of America Reporting Differences	40
Audited consolidated balance sheets of the Company as at December 31, 2002 and December 31, 2001	41
Audited consolidated statements of operations for the years ended December 31, 2002, 2001, 2000 and for the period from August 24, 1990 to December 31, 2002	42
Audited consolidated statements of cash flows for the years ended December 31, 2002, 2001, 2000 and for the period from August 24, 1990 to December 31, 2002	43
Audited consolidated statements of shareholders’ deficit for the period from August 24, 1990 to December 31, 2002	44
Notes to the consolidated financial statements	45

(b)

#

(c)

Exhibits

Exhibit No.	The following documents were filed previously in the Company’s Form 20-F/A – Amendment No. 2, Registration Statement

1.01	Certificate of Incorporation in British Columbia and Memorandum of the Company
1.02	Articles of the Company

4.01	Option to Purchase Agreement dated February 3, 1997 among the Subsidiary, Jerry Stocks, James Bright and Richard Hillberg relating to the Pavlak Claims
4.02

Option to Purchase Agreement dated February 2, 1997 among the Subsidiary, James Bright, Debbie Brown and Harvey Bellm relating to the Bluster Mine and Big Ledge Claims as amended on August 24, 1998 and on September 28, 1999

4.03	Employment Agreement dated September 21, 1999 between the Company and Antonios Kripotos
4.04

Settlement Agreement effective July 14, 1999, to which is attached a mining agreement between the Subsidiary and John D. Bernt relating to the parties’ rights and obligations in respect of certain unpatented mining claims

4.05	Mining Agreement effective July 14, 1999 between the Subsidiary and John D. Bernt
4.06

Mining Lease and Option to Purchase Agreement effective November 1, 1998 between the Subsidiary and the Board of Regents of the University Community College System of Nevada relating to the Pick and Shovel Option

The documents were filed previously in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000

4.07

Amending Agreement dated September 30, 2000 to the Option to Purchase Agreement dated February 3, 1997, among the Subsidiary, James Bright, Debbie Brown and Harvey Bellm relating to the Bluster Mine and Big Ledge Claims, as amended on August 24, 1998 and on September 28, 1999

4.08

Amending Agreement dated February 3, 2001 to the Option to Purchase Agreement dated February 3, 1997, among the Subsidiary, James Bright, Debbie Brown and Harvey Bellm relating to the Bluster Mine and Big Ledge Claims, as amended on August 24, 1998, on September 28, 1999 and September 30, 2000

4.09	1999 Combined Incentive and Nonqualified Stock Option Plan

The following documents were filed previously in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001

4.10	Form 20, Report of Exempt Distribution, of 20,000 stock options granted to Linda Holmes on March 19, 2001
4.11	Quitclaim of Unpatented Mining Claims to John D. Bernt - December 2001 (SH and OR Claims)
4.12	Release of Mining Agreement between the Company and John D. Bernt, with respect to dropping the Bernt Claims – December 2001
4.13	Memorandum of Assignment of Mining Lease and Option to Purchase Agreement for the Pick and Shovel Claims to John D. Bernt – December 2001
4.14	Quitclaim dated January 16, 2002, with respect to the Big Ledge/Bluster claim group, from the Company to James Bright, Debbie Brown and Harvey Bellm
4.15	Quitclaim dated January 16, 2002, with respect to the Pavlak claims, from the Company to Jerry Stocks, James Bright, and Estate of Richard Hillberg

#

Exhibit No.	The following documents are filed herewith in this Annual Report on Form 20-F for the year ended December 31, 2002.

1.03	Certificate of Name Change from San Antonios Resources Inc. to Global Precision Medical Inc., dated October 15, 02
1.04	Certificate of Continuance from British Columbia into Wyoming, dated February 5, 2003
1.05	BC Registrar’s final authorization of continuation into Wyoming, effective February 5, 2003
4.16	Debt Waiver Agreement between the Company and Antonios Kripotos dated July 2, 2002.
4.17	Form of Debt Settlement Agreement between the Company and each of I. Gogniat and T. Ma, dated August 27, 2002
4.18	Form of Consultant Compensation Agreement between the Company and each of I. Gogniat and Lindsay Semple, dated August 27, 2002
4.19	Letter of Intent between the Company and Global Medical Sciences Ltd. dated August 28, 2002 granting the Licence to the Company
4.20	Licence and Joint Product Development Agreement between the Company and Global Medical Sciences Ltd. dated September 23, 2002 granting the Licence to the Company
4.21	Assignment of Rights to the Licence from the Company to its wholly-owned subsidiary, San Antonios Resources (USA) Inc., dated September 23, 2002
4.22

Form of Combined Incentive and Nonqualified Stock Option Agreement, dated September 23, 2002, between the Company and: Michel Coderre, Linda Holmes, Lindsay Semple, Boris Weiss and Dr. A. Faouzi Zerrouk

4.23	Form of Combined Incentive and Nonqualified Stock Option Agreement, dated September 23, 2002, between the Company and James Elliott
4.24	2002 Combined Incentive and Non-Qualified Stock Option Plan
4.25	Form of Subscription Agreement between T. Ma and the Company, dated November 28, 2002 for 66,667 Units @ US$0.75
4.26	Form of Warrant Certificate between the Company and T. Ma dated December 6, 2002
4.27	Form of Consulting Agreement between the Company and Robert Tomjlenovic dated October 3, 2002.
4.28	Report of Exempt Distribution, British Columbia Securities Commission Report on Form 45-902F, dated January 31, 2003
4.29	Transfer of Global Precision Medical (USA) to A. Kripotos and Relinquishment of Assets, Rights or Property held by Global Precision Medical (USA) Inc. dated February 5, 2003

31.1	Certification of the President Pursuant To Rule 13a-14 Or 15d-14 of The Securities Exchange Act Of 1934,as adopted pursuant to Section 302 of The Sarbanes-Oxley Act of 2002
31.2	Certification of the Chief Executive Officer Pursuant To Rule 13a-14 Or 15d-14 of The Securities Exchange Act Of 1934,as adopted pursuant to Section 302 of The Sarbanes-Oxley Act of 2002
32.1	Certification of the President pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of The Sarbanes-Oxley act of 2002
32.2	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of The Sarbanes-Oxley act of 2002

#

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL PRECISION MEDICAL INC.

By:

   /s/ Lindsay Semple

Lindsay Semple, Director,

Chief Executive Officer

Date:

September 2, 2003

#

Independent Auditors’ Report and Consolidated Financial Statements of

GLOBAL PRECISION MEDICAL INC.

(formerly San Antonios Resources Inc.)

(A development stage company)

December 31, 2002 and 2001

#

Independent Auditors' Report

To the Directors and Shareholders of

Global Precision Medical Inc.

(formerly San Antonios Resources Inc.)

(A development stage company)

We have audited the consolidated balance sheets of Global Precision Medical Inc. (formerly San Antonios Resources Inc.) (a development stage company) as at December 31, 2002 and 2001 and the consolidated statements of operations, cash flows and shareholders’ deficit for each of the years in the three year period ended December 31, 2002 and cumulative from date of inception, August 24, 1990, to December 31, 2002.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2002 and cumulative from date of inception, August 24, 1990, to December 31, 2002 in accordance with Canadian generally accepted accounting principles.

/s/ Deloitte & Touche LLP

Chartered Accountants

Vancouver, British Columbia

July 4, 2003

Comments by Independent Auditors on Canada - United States of America Reporting Differences

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph for the following:

a)

When financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements.

b)

In 2002, the Company changed its accounting policy with respect to stock-based compensation and other stock-based payments where, for stock options granted to employees, pro forma net income and pro forma earnings per share are disclosed as if the fair value based method of accounting had been applied.

Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America, our report to the Board of Directors and Shareholders dated July 4, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the consolidated financial statements.

/s/ Deloitte & Touche LLP

Chartered Accountants

Vancouver, British Columbia

July 4, 2003

GLOBAL PRECISION MEDICAL INC.

(formerly San Antonios Resources Inc.)

(A development stage company)

Consolidated Balance Sheets

(Expressed in Canadian dollars)

	As at December 31, 2002	2001
ASSETS		
CURRENT		
Cash	$ **4,923**	$ 12,838
Accounts receivable	**2,805**	14,532
Prepaid expenses	**2,430**	2,085
Due from shareholder (Note 7)	**1,417**	-
Total current assets	**11,575**	29,455
CAPITAL ASSETS, net (Note 3)	-	7,371
LICENSE AGREEMENT (Note 4)	**3,293,082**	-
Total assets	$ **3,304,657**	$ 36,826
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$ **20,925**	$ 109,125
Bank loan (Note 6)	-	79,991
Shareholder loan (Note 7)	-	430,685
Total liabilities	**20,925**	619,801
SHAREHOLDERS' EQUITY (DEFICIT)		
Capital stock (Note 8)		
Authorized		
100,000,000 common shares without par value		
Issued		
8126825 common shares (2001 - 835,722)	**5,732,760**	1,862,187
Contributed surplus (Note 7)	**237,088**	-
Deficit, accumulated during development stage	**(2,686,116)**	(2,445,162)
Total shareholders' equity (deficit)	**3,283,732**	(582,975)
Total liabilities and shareholders' deficit	$ **3,304,657**	$ 36,826

CONTINUING OPERATIONS (Note 1)

APPROVED BY:

s/ Michel Coderre	*s/ Lindsay Semple*
Michel Coderre, Director	Lindsay Semple, Director

See accompanying Notes to the Consolidated Financial Statements.

#

GLOBAL PRECISION MEDICAL INC.

(formerly San Antonios Resources Inc.)
(A development stage company)

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

	Cumulative from date of inception, August 24, 1990, to December 31, 2002	For the years ended December 31, **2002**	2001	2000
OPERATING ACTIVITIES				
Net loss for the period	$ (2,686,116)	$ **(240,954)**	$ (1,213,554)	$ (251,501)
Item not involving cash				
Depreciation and amortization	55,896	**34,124**	2,270	2,785
Mineral properties abandoned	502,547	-	502,547	-
Writedown of mineral properties and other capital assets	384,913	**6,511**	378,402	-
Debt forgiveness	(22,573)	**(22,573)**	-	-
Non-cash compensation expense	62,421	**62,421**	-	-
Change in non-cash operating working capital (Note 12)	158,469	**62,911**	54,704	1,701
Cash used in operating activities	(1,544,443)	**(97,560)**	(275,631)	(247,015)
FINANCING ACTIVITIES				
Advances from shareholders	888,514	**91,671**	339,975	17,378
Capital stock issued for cash	656,572	**77,965**	-	-
Share subscriptions received	914,372	-	-	-
Cash from financing activities	2,459,458	**169,636**	339,975	17,378
INVESTING ACTIVITIES				
Purchase of capital assets	(29,143)	-	-	(1,081)
Mineral property expenditures	(880,949)	-	(110,123)	(185,340)
Cash used in investing activities	(910,092)	-	(110,123)	(186,421)
NET INCREASE (DECREASE) IN CASH	4,923	**72,076**	(45,779)	(416,058)
CASH POSITION, BEGINNING OF PERIOD	-	**(67,153)**	(21,374)	394,684
CASH POSITION, END OF PERIOD	$ 4,923	$ **4,923**	$ (67,153)	$ (21,374)

CASH POSITION IS COMPRISED AS FOLLOWS:

Cash	$ 4,923	$ **4,923**	$ 12,838	$ 53,601
Bank loan	-	-	(79,991)	(74,975)
	$ 4,923	$ 4,923	$ (67,153)	$ (21,374)

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

During the year ended December 31, 2002, the Company:

(a) issued 2,237,407 common shares in settlement of $294,685 of shareholder loan and forgave the balance of $144,000
(b) issued 556,950 common share in settlement of $109,156 of accounts payable;
(c) issued 4,030,079 common shares as consideration of entering into a license agreement with a value of $3,326,346
(d) was forgiven other payables in the amount of $22,573; and
(e) issued 400,000 common shares with a fair value of $62,421 as compensation to two of the Company's directors

See accompanying Notes to the Consolidated Financial Statements.

GLOBAL PRECISION MEDICAL INC.

(FORMERLY SAN ANTONIOS RESOURCES INC.)

(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS EXCEPT WHERE OTHERWISE NOTED)

1.

CONTINUING OPERATIONS

The Company was incorporated under The Company Act of British Columbia on August 24, 1990 and commenced operations in late 1994.  Subsequent to December 31, 2002, the Company became domiciled in the State of Wyoming, U.S.A.

These financial statements are prepared on a basis of accounting principles applicable to a going concern, which assume the realization of assets and satisfaction of liabilities in the normal course of business.

During the year ended December 31, 2002, the Company has a working capital deficiency of $9,350 (2001 - $590,346) and has an accumulated deficit as at December 31, 2002 of $2,686,116. The Company is now in the business of commercializing and developing a medical device known as the URO-Stent.  Previously, the Company was in the exploration stage, having interests in several mineral properties, and was in the process of determining whether its mineral properties contain sufficient mineralization to merit future development and production activities.

If the Company is unable to continue as a going concern, the Company may not be able to realize its assets or satisfy its liabilities as they come due.

The continuation of the Company as a going concern is dependant upon its ability to raise additional financing and ultimately profitable operations.

These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying value and classification of assets and liabilities should the Company be unable to continue as a going concern.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) and reflect the significant accounting policies outlined below.  These policies conform, in all material respects, with accounting principles generally accepted in the United States (“U.S. GAAP”), except as discussed in Note 14.

(a)

Basis of consolidation

These consolidated financial statements include the accounts of Global Precision Medical Inc. and its wholly-owned United States subsidiary, San Antonios Resources (USA) Inc. (“USA”) which was incorporated on June 19, 1996 and held title to its mineral properties.  All inter-company balances and transactions have been eliminated.

Subsequent to December 31, 2002, the Company disposed of its interest in USA for $Nil proceeds to a shareholder.  The Company’s net investment in USA at December 31, 2002 and at the date of disposition was $Nil.  As a condition to the transfer of ownership of USA to the shareholder, any assets, rights or property deemed to be the property of USA to be transferred to the Company for no consideration.

GLOBAL PRECISION MEDICAL INC.

(FORMERLY SAN ANTONIOS RESOURCES INC.)

(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS EXCEPT WHERE OTHERWISE NOTED)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reporting periods. Actual results may differ from those estimates.

(c)

Cash

Cash consists of cash on hand, deposits in banks and highly liquid investments with an original maturity of ninety days or less.

(d)

Capital assets

Capital assets are recorded at cost.  Capital assets are depreciated over their estimated useful lives at the following annual rates:

Furniture and fixtures

20% declining balance

Computer and telephone equipment

30% declining balance

The Company reviews the carrying value of capital assets and intangible assets for the existence of facts or changes in circumstances that might indicate a condition of impairment.  An impairment loss would be recognized when estimates of non-discounted future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount.  No material impairment losses have been identified by the Company for the years ended December 31, 2002, 2001 and 2000.

(e)

Licence agreement

The Company’s licence agreement is recorded at cost and is being depreciated on a straight-line basis over its estimated useful life of ten years.  The carrying value of the Company’s licence agreement is reviewed by management for impairment on a regular basis or when facts or circumstances would indicate a condition of impairment exists and is tested in reference to undiscounted cash flows.

(f)

Research and development

Research costs are expensed as incurred.

Product and technology development costs which meet the criteria for deferral and are expected to provide future benefits with reasonable certainty are deferred and amortized over the estimated life of the products or technology.  The Company has determined that none of the development costs have met these criteria.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g)

Mineral properties

The Company accounts for its mineral properties whereby all direct costs, net of pre-production revenue, relative to the acquisition of, exploration for and development of these properties are capitalized.  All sales and option proceeds received are first credited against the costs of the related property, with any excess credited to earnings.  Once commercial production has commenced, the net costs of the applicable property are charged to operations using the net-of-production method based on estimated proven and probable recoverable reserves.  The net costs related to abandoned properties are charged to earnings.

The Company reviews the carrying values of its mineral properties on a regular basis by reference to the project economics including the timing of the exploration and/or development work, the work programs and the exploration results experienced by the Company and others.  The review of the carrying value of any producing property will be made by reference to the estimated future operating results and net cash flows.  When the carrying value of a property or equipment exceeds its estimated net recoverable amount, provision is made for the decline in value.

The recoverability of the amounts shown for mineral properties and interests is dependent on the confirmation of economically recoverable reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain the necessary financing to successfully complete their development and future profitable operations.

(h)

Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of acquisition or issue.  Revenues and expenses are translated at the average exchange rate in effect during the period.

(i)

Share option plan

As of January 1, 2002, the Company adopted the standard of the CICA Handbook, Stock-Based Compensation and Other Stock-Based Payments, which has been applied prospectively.  All stock-based awards made to non-employees are recognized and measured using the fair value based method at the date of grant.  For stock options granted to employees, the Company has adopted the disclosure only provisions whereby pro forma net income and pro forma earnings per share are disclosed as if the fair value based method of accounting had been applied.  The Company uses the Black-Scholes model to estimate fair value.

(j)

Income taxes

The Company accounts for income taxes using the liability method.  Future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates at each balance sheet date.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j)

Income taxes (continued)

Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.  Although the Company has tax loss carryforwards, there is uncertainty as to utilization prior to their expiry.  Accordingly, the future tax asset amounts have been fully offset by a valuation provision.

3.

CAPITAL ASSETS

Capital assets consist of:

	December 31
	2002			2001
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Depreciation	Value	Cost	Depreciation	Value

Furniture and fixtures	$ -	$ -	$ -	$ 15,930	$ 10,933	$ 4,997
Computer and
telephone equipment	-	-	-	13,213	10,839	2,374
	$ -	$ -	$ -	$ 29,143	$ 21,772	$ 7,371

4.

LICENCE AGREEMENT

During 2002, the Company entered into an agreement with Global Medical Sciences Ltd. (the “Licensor”), a company with a director in common, to licence the Licensor’s intellectual property rights in a medical device known as the Urethral Stent (the “Stent”) for the full term of the patent rights on the Stent.  This licence grants to the Company an exclusive worldwide licence to use the intellectual property rights in the Stent to manufacture, produce, sell and otherwise commercialize the Stent in permitted countries.

In consideration for entering into this agreement, the Company granted to the Licensor 4,030,079 common shares of the Company with a deemed value of $6,396,951.  For financial accounting purposes these shares have been recorded at a value of $3,326,346 based on the average share price of the Company two days before and after the acquisition date.  The carrying value of the licence agreement of $3,293,082 at December 31, 2002 is net of amortization of $33,264.

5.

MINERAL PROPERTIES

In 2001 the Company reviewed the carrying values of its mineral properties in reference to the project economics including the timing of the exploration and/or development work, the work programs and the exploration results experienced by the Company and others.  The Company determined that the carrying values of several of its mineral properties were impaired and that the remainder of the mineral properties would be abandoned.  As a result, in 2001 the Company wrote down the carrying values of all its mineral properties by $378,402 and properties abandoned by $502,547, both to $Nil.

6.

BANK LOAN

The bank loan at December 31, 2001 of US$50,000 (Cdn.$79,991) bears interest at prime rate per annum, is repayable on demand and is guaranteed by a director of the Company.  In 2002, this amount was paid in full.

7.

SHAREHOLDER LOAN

At December 31, 2002, the amount due from a director and shareholder of the Company is non-interest bearing, has no fixed terms of repayment and is unsecured.

The shareholder loan at December 31, 2001 is non-interest bearing and has no fixed terms of repayment.  In 2002, $294,685 of the shareholder loan was settled by the issuance of 2,237,407 common shares of the Company at U.S.$0.08 per share.  The remainder of $136,000 was forgiven in 2002 and recorded as a shareholder contribution.

During 2002, a further $101,088 was advanced and then subsequently forgiven by two shareholders of the Company.  The contributions by these shareholders have been recorded as contributed surplus in the year ended December 31, 2002.

8.

CAPITAL STOCK

(a)

Share consolidation

On October 15, 2001, the Company’s outstanding shares were consolidated six to one to bring the total outstanding shares at December 31, 2001 to 35,722 (2000 - 35,722).  All references to loss per share, common shares, share warrants and share options have been retroactively restated for the six for one share consolidation.

(b)

Private placements

During the year ended December 31, 2002 the Company issued 66,667 units for proceeds of U.S.$50,000 pursuant to a private placement.  Each unit comprised of one common share and one-half share purchase warrant.  Each whole share purchase warrant entitles the holder to purchase one common share for U.S.$1.00 per share during the period from November 28, 2002 to November 27, 2003 and one common share for U.S.$2.00 per share during the period from November 28, 2003 to November 27, 2004.  No warrants were exercised in 2002.  At December 31, 2002, all 33,334 common share purchase warrants are outstanding.

During the year ended December 31, 1999 the Company issued 101,000 units for proceeds of U.S.$303,000 pursuant to a private placement.  Each unit comprised of one-sixth of one common share and one-half share purchase warrant.  Each whole share purchase warrant entitles the holder to purchase one-sixth of one common share for U.S.$6.00 per share during the period from November 28, 2000 to November 27, 2001 and at U.S.$12.00 per share during the period from November 28, 2001 to November 27, 2002.  No warrants were exercised in 2000 or 2001.  The warrants expired unexercised in 2002.

8.

CAPITAL STOCK (Continued)

(c)

Stock options

Under its stock option plan, the Company has available 2,000,000 stock options available to be granted to directors, officers and employees.

			Weighted
	Expiry	Common	Average
Options	Date	Shares	Exercise Price

Balance at December 31,	June 7, 2002	125,000	U.S.$ 6.00
1999 and 2000
Granted	March 19, 2003	3,333	3.00
Cancelled	June 7, 2002	(16,667)	6.00
Balance at December 31, 2001		111,666	5.94
Granted	September 23, 2002	750,000	1.80
Cancelled	June 7, 2002	(111,666)	5.94
Balance at December 31, 2002		750,000	U.S.$ 1.80

The following table summarizes information about the options outstanding at December 31, 2002:

		Weighted		Weighted
		Average		Average
Exercise		Remaining		Remaining
Prices	Options	Contractual	Options	Life of Options
(U.S. $)	Outstanding	Life	Exercisable	Exercisable

$ 1.00	350,000	4.7 years	181,250	4.7 years
2.00	200,000	4.7 years	-	N/A
3.00	200,000	4.7 years	-	N/A
	750,000		181,250

Pro forma compensation expense

If the Company had included share purchase options granted to employees in the calculation of compensation expense, net earnings would be as follows:

2002

Net loss	$ (240,954)
Pro forma compensation expense	(2,000)
Pro forma net loss	$ (242,954)

Pro forma basic and diluted loss per share	$ (0.06)

8.

CAPITAL STOCK (Continued)

(c)

Stock options (continued)

Compensation expense is determined using an option pricing model assuming no dividends are to be paid, a weighted-average volatility of the Company’s share price of 36%, an annual risk free interest rate of 5% and expected lives of five years.

(d)

In 2002, shareholder loans (Note 7) totaling $294,685 were settled by the issuance of 2,237,407 common shares of the Company at U.S.$0.08 per share.

Furthermore, 556,950 common shares with a value of $109,156 were issued to settle other debts of the Company owing to a shareholder and director of the Company.

9.

FINANCIAL INSTRUMENTS

(a)

Fair value

The Company’s financial instruments include cash, accounts receivable and accounts payable and accrued liabilities.  The carrying value of these financial instruments approximates fair value.

(b)

Financial risk

Financial risk is the risk arising from changes in foreign currency exchange rates.  The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchanges rates.

10.

INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

	2002	2001	2000

Statutory tax rate	40%	44%	- %
Recovery of income taxes
computed at standard rates	$ 96,382	$ 533,964	$ -
Effect of lower tax rates of foreign
jurisdictions	-	(92,472)	-
Tax losses not recognized in the period
that the benefit arose	(71,382)	(441,492)	-
Non-deductible items	(25,000)	-	-
	$ -	$ -	$ -

10.

INCOME TAXES (Continued)

The approximate tax effect of each type of temporary difference that gives rise to the Company’s future tax assets are as follows:

	2002	2001

Operating loss carry-forward	$ 567,000	$ 780,000
Accumulated cost base differences on assets	266,000	194,000
	833,000	974,000
Less: Valuation allowance	(833,000)	(974,000)
	$ -	$ -

At December 31, 2002, the Company had the following approximate loss carry-forwards available for tax purposes.  The losses are available to the Company to be applied against income earned from mining operations.

	Amount	Expiry

Canada	$ 1,100,000	2003 - 2009
United States	563,000	2013 - 2022

Subsequent to December 31, 2002, the Company completed a corporate emigration from Canada to the State of Wyoming, U.S.A.  As a result, at the date of emigration, a deemed disposal of the Company’s net assets would occur and certain of the Company’s Canadian tax loss carry-forwards may be used.

11.

DEBT FORGIVENESS

During 2002, the Company entered into agreements with certain of its vendors and a shareholder who forgave liabilities totaling $22,573.

12.

CHANGES IN NON-CASH OPERATING WORKING CAPITAL

	Cumulative
	from inception
	to December 31,	Years ended December 31
	2002	2002	2001	2000

Accounts receivable	$ (2,805)	$ 11,727	$ (6,423)	$ 1,498
Prepaid expenses	(2,430)	(345)	1,843	(1,843)
Accounts payable and
accrued liabilities	163,704	51,529	59,284	2,046
	$ 158,469	$ 62,911	$ 54,704	$ 1,701

13.

RELATED PARTY TRANSACTIONS

In addition to related party transactions not described elsewhere in these financial statements, the Company had the following related party transactions:

(a)

During the year ended December 31, 2002, the Company advanced $23,342 to the Licensor (Note 4) for the purposes of continuing to develop the technology used in the Stent (2001 - $Nil; 2000 - $Nil).

All related party transactions have been recorded at the amounts agreed upon by the parties.

(b)

During the year ended December 31, 2002, the Company issued $7,500 of consulting expense to an officer of the Company (2001 - $15,100; 2000 - $10,200).

(c)

During the year ended December 31, 2002, the Company granted 100,000 shares of the Company to an officer and 300,000 shares to a shareholder and consultant with a total fair value of $62,421 as compensation (2001 - $Nil; 2000 - $Nil).

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY

ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in some aspects from U.S. GAAP.  The material differences between Canadian and U.S. GAAP affecting the Company’s financial statements are summarized as follows:

Balance Sheets	As at December 31,
	2002	2001
Assets
Total assets under Canadian GAAP and US GAAP	$ 3,304,657	$ 36,826

Liabilities
Total liabilities under Canadian and U.S. GAAP	$ 20,925	$ 619,801

Shareholders' Equity
Total shareholders' equity under Canadian GAAP
and US GAAP	$ 3,283,732	$ (582,975)

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY

ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Statements of Operations	Cumulative
	from inception
	to December 31,	Years ended December 31,
	2002	2002	2001	2000

Net loss per Canadian GAAP	$ (2,686,116)	$ (240,954)	$ (1,213,554)	$ (251,501)
Mineral property expenditures (a)	(880,949)	-	(110,123)	(185,340)
Mineral properties abandoned (a)	502,547	-	502,547	-
Writedown of mineral properties (a)	378,402	-	378,402	-
Net loss and loss from discontinued operations under U.S. GAAP	$ (2,686,116)	$ (240,954)	$ (442,728)	$ (436,841)

Basic and diluted loss per share
under U.S. GAAP		$ (0.06)	$ (0.53)	$ (0.54)

Statements of Cash Flows	Cumulative
from inception
	to December 31,	Years ended December 31,
	2002	2002	2001	2000
OPERATING ACTIVITIES
Operating activities under
Canadian GAAP	$ (1,544,443)	$ (97,560)	$ (275,131)	$ (247,015)
Mineral property costs (a)	(880,949)	-	(110,123)	(185,340)
Operating activities under
U.S. GAAP	$ (2,425,392)	$ (97,560)	$ (385,254)	$ (432,355)

FINANCING ACTIVITIES
Financing activities under
Canadian and U.S. GAAP	$ 2,459,458	$ 169,636	$ 339,475	$ 17,378

INVESTING ACTIVITIES
Investing activities under
Canadian GAAP	$ (910,092)	$ -	$ (110,123)	$ (186,421)
Mineral property costs (a)	880,949	-	110,123	185,340
	$ (29,143)	$ -	$ -	$ (1,081)

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY

ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Under Canadian GAAP, where an entity disposes of substantially all of its assets and the remaining operations are insignificant, discontinued operations disclosure (presenting the discontinued operations as a single line on the financial statements) is not considered informative to readers.  As a result, Canadian GAAP precludes presentation in this manner.  Under US GAAP, no such preclusion exists.  Presentation of the Company’s financial statements on a discontinued basis under US GAAP would provide less detailed information to readers.  As the Company’s activities related to its medical device business commenced in late 2002, net loss from discontinued operations under US GAAP would approximate net loss under US GAAP as reconciled above.  In addition, operating, investing and financing cash flow disclosures as presented would, under US GAAP on a discontinued basis, equal the net change in cash as reconciled above.

(a)

Mineral property costs

Canadian GAAP allow exploration costs to be capitalized during the search for a commercially mineable body of ore.  Under U.S. GAAP expenditures on mineral property costs can only be deferred subsequent to the establishment of mining reserves.  For U.S. GAAP purposes the Company has expensed exploration expenditures and acquisition costs related to exploration in the period incurred.

(b)

Foreign currency translation

Under U.S. GAAP assets and liabilities of subsidiaries not reporting in the parent company’s functional currency are translated at rates of exchange prevailing at each balance sheet date.  Revenues and expenses of such subsidiaries are translated at exchange rates prevailing on the dates on which such items are recognized in operations. Gains and losses arising from translation are deferred and disclosed as a separate component of shareholders’ equity.  The Company’s foreign exchange differences between Canadian and U.S. GAAP are not material.

(c)

Comprehensive income

In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income, which requires that an enterprise report, by major components and as a single total, the change in its net assets during the period with non-owners.  There is no impact of SFAS No. 130 on the Company’s consolidated financial statements.

(d)

Accounting for stock-based compensation

For U.S. GAAP purposes, the Company accounts for stock-based compensation to employees and directors, under Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, using the intrinsic value based method whereby compensation costs are recorded for the excess, if any, of the quoted market price at the date granted over the exercise price.  As at December 31, 2001, no compensation cost has been recorded for any period under this method.

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY

ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(d)

Accounting for stock-based compensation (continued)

SFAS No. 123, Accounting for Stock-Based Compensation requires the use of the fair value based method of accounting for stock options.  Under this method, compensation costs are measured at the grant date based on the fair value of the options granted and are recognized over the vesting period.  During the years ended December 31, 2001, 2000 and 1999, the Company has not issued options to individuals other than employees and directors.  SFAS No.123, however, allows the Company to continue to measure the compensation cost for stock options granted to employees and directors in accordance with APB No. 25.  The Company has therefore adopted the disclosure-only provisions of SFAS No. 123.

The following pro forma financial information presents the net loss for the year and the loss per share had the Company adopted SFAS No. 123 for all stock options issued to employees and directors:

	Years ended December 31,
	2002	2001	2000
Net loss for the period, U.S.
GAAP	$ (240,954)	$ (442,728)	$ (436,841)
Additional stock-based
compensation cost	(2,000)	(22,789)	-
Pro forma net loss	$ (242,954)	$ (465,517)	$ (436,841)

Pro forma basic and diluted
loss per share	$ (0.06)	$ (0.56)	$ (0.54)

Using the fair value method for stock based compensation, additional costs of $2,000 would have been recorded for the year ended December 31, 2002 (2001 - $22,789).  These amounts were determined using an option pricing model assuming no dividends are to be paid, vesting occurring on the date of the grant, a weighted-average volatility of the Company’s share price of 36% (2001 - 65%) and an annual risk free interest rate of 5% (2001 - 4.84%).  No options were granted in 2000.

Under U.S. GAAP, as the Company’s stock options are denominated in United States dollars, they are subject to variable accounting.  No compensation expense was recognized in the years ended December 2002, 2001 or 2000 as the exercise prices of the options were greater than market price.

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY

ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(e)

Recent accounting pronouncements

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, Accounting for Asset Retirement Obligations (“SFAS 143”), which addresses financial accounting and reporting for obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of long-lived assets, except for certain obligations of leases. SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded an entity capitalizes the cost by increasing the carrying amount of the related long-lived assets. Over time the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset.  Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002 with earlier application encouraged. The Company has determined that the Statement did not have any impact on its financial statements.

In August 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets.  SFAS 144 replaces SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.  The FASB issued SFAS 144 to establish a single accounting model, based on the framework established in SFAS 121, as SFAS 121 did not address the accounting for a segment of a business accounted for as a discontinued operation under APB 30, Reporting The Results of Operations - Reporting The Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.  SFAS 144 also resolves significant implementation issues related to SFAS 121. Companies are required to adopt SFAS 144 for fiscal years beginning after December 15, 2001, but early adoption is permitted. The Company adopted SFAS 144 as of January 1, 2002. The Company has determined that the application of SFAS 144 will not have a material effect on its consolidated financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal of Activities.  SFAS No. 146 requires that the liability for a cost associated with an exit or disposal activity is recognized at its fair value when the liability is incurred.  Under previous guidance, a liability for certain exit costs was recognized at the date that management committed to an exit plan, which was generally before the actual liability had been incurred.  As SFAS No. 146 is effective only for exit or disposal activities initiated after December 31, 2002, the Company does not expect the adoption of this statement to have a material impact on the Company’s financial statements.

In April 2003, SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, was issued.  In general, this statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contract, and for hedging activities under SFAS No. 133.

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY

ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(e)

Recent accounting pronouncements (continued)

This statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003.  The adoption of SFAS No. 149 is not expected to have a material impact on the Company’s consolidated financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities.  SFAS No. 150 requires certain financial instruments that were accounted for as equity under previous guidance to now be accounted for as liability.  SFAS No. 150 applies to mandatorily redeemable stock and certain financial instruments that require or may require settlement by transferring chase or other assets.  SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003.  The Company has not issued any financial instruments that fall under the scope of SFAS No. 150 and does not expect that the adoption of this statement will have a material impact on the Company’s financial position or results of operations.

In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, (‘‘FIN 45’’).  FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee.  FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued.  The recognition provisions of FIN 45 will be effective for any guarantees that are issued or modified after December 31, 2002.  The Company is currently evaluating the effects of FIN 45; however, it does not expect that the adoption will have a material impact on the Company’s results of operations or financial position.

In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.  FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  FIN No. 46 is effective for all new variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN No. 46 must be applied for the first interim or annual period beginning after June 15, 2003.  It is not expected that the adoption of FIN No. 46 will have a material effect on the Company’s financial position or results of operations.