Form 20-F/A
period 2002-12-31
GLOBAL PRECISION MEDICAL INC
filed 2003-09-08
CIK 1095556

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A-1

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2002

Commission File Number: 0-30330

GLOBAL PRECISION MEDICAL INC.
(Exact name of Company as specified in its charter)

Continued from the PROVINCE OF BRITISH COLUMBIA

into the STATE OF WYOMING (02 / 05 / 03)
(Jurisdiction of incorporation or organization)

536 - 1489 MARINE DRIVE, WEST VANCOUVER, B.C., CANADA V7T 1B8
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares, Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

Number of shares of each of the Company's classes of capital stock outstanding as of the close of the latest period covered by this registration document:

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

Item 17   X    Item 18

Exhibit Index located at Page 35

i

DEFINITIONS
BPH	Benign Prostate Hyperplasia - a non-cancerous enlargement of the prostate, which compresses the urethra as it grows thereby restricting the flow of urine - a primary cause of urinary voiding dysfunction in men
CE Mark	"Conformite Europeene" - manufacturers of In Vitro Medical Devices who export their products to European Union (EU) countries are responsible for meeting the requirements of the In Vitro Diagnostic Medical Devices Directive (IVD) 98/79/EC. The marking indicates that the manufacturer has conformed with all the obligations required by the legislation.
FDA	Federal Food and Drug Administration (United States)
IMET	Institute of Metallurgy and Material Sciences in Moscow
IP	Intellectual Property - the legal right giving unfettered use of the device
NiTi	Nickel-Titanium - memory metal - an alloy that has the ability to change form and shape when subjected to temperature change.
Restenosis	The proliferation of cells, caused by an inflammatory response to a foreign body.
Stent	A medical device that acts as a scaffold to hold open pathways in the body
URO-Stent	A patentable proprietary nitinol Prostatic Stent used for the prevention of lumen restriction associated with benign prostate hyperplasia

FORWARD LOOKING STATEMENTS

This annual report includes "forward-looking information" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, including without limitation, those concerning: the economic outlook for the medical device industry. These forward-looking statements are not based on historical facts, but rather reflect the Company's current expectations concerning future results and events and generally may be identified by the use of forward-looking words or phrases such as "believe", "aim", "expect", "anticipate", "intend", "foresee", "forecast", "likely", "should", "planned", "may", "estimated", "potential" or other similar words and phrases. Similarly, statements that describe the Company's objectives, plans or goals are or may be forward-looking statements.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.

The risk factors described in Item 3D, beginning on page 3, could affect the Company's future results, causing these results to differ materially from those expressed in any forward-looking statements. These factors are not necessarily all of the important factors that could cause the Company's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.

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

i

 ii

iii

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

ITEM 3.    KEY INFORMATION

A.               Selected Financial Data

The selected financial data set forth below for the five most recent fiscal years are derived from the audited consolidated financial statements of the Company for the year ended December 31, 2002. The selected financial data should be read in conjunction with those financial statements and the notes thereto. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). For United States GAAP reconciliation, see the audited consolidated financial statements and notes thereto at Item 19 herein. Reference should also be made to "Item 5, Operating and Financial Review and Prospects."

Canadian GAAP

	Year Ended December 31,
	2002	2001	2000	1999	1998
Capital Stock	5,732,760	1,862,187	1,862,187	1,862,187	298,708
Working Capital (Deficiency)	(9,350)	(590,346)	(149,888)	285,249	(38,680)
Mineral Properties	--	--	770,826	585,486	390,685
Total Assets	3,304,657	36,826	846,105	1,003,207	720,615
Long-Term Debt	--	--	--	--	--
Shareholders' Equity (Deficit)	3,283,732	(582,975)	630,579	882,080	363,070
Revenue from Operations	--	--	--	--	--
Loss from Operations	(256,980)	(308,052)	(253,093)	(361,080)	(206,205)
Net Loss	(240,954)	(1,213,554)	(251,501)	(326,219)	(236,594)
Basic and Diluted Loss per Share (1)	(0.06)	(1.45)	(0.30)	(0.72)	(1.02)
Dividends per Share	--	--	--	--	--
Common Shares Outstanding (2)	8,126,825	835,722	835,722	835,722	269,139

1	Loss per share for each of the three years ended December 31, 1998 through to December 31, 2000 has been restated to reflect the six for one share consolidation on October 15, 2001.
2	The Common Shares in the capital stock of the Company were consolidated on a six (old) Common Shares for one (new) Common Share at an Extraordinary General Meeting of its Shareholders held October 15, 2001.

United States GAAP

	Year Ended December 31,
	2002	2001	2000	1999	1998
Capital Stock	5,732,760	1,862,187	1,862,187	1,862,187	298,708
Working Capital (Deficiency)	(9,350)	(590,346)	(149,888)	285,249	(38,680)
Mineral Properties	--	--	--	--	--
Total Assets	3,304,657	36,826	75,279	417,721	329,930
Long-Term Debt	--	--	--	--	--
Shareholders' Equity (Deficit)	3,283,732	(582,975)	(140,247)	296,594	(27,615)
Revenue from Operations	--	--	--	--	--
Loss from Operations (3)	(256,980)	(418,175)	(438,433)	(553,320)	(386,259)
Net Income (Loss) (3)	(240,954)	(442,728)	(436,841)	(521,020)	(419,637)
Basic and Diluted Loss per Share (1) (3)	(0.06)	(0.53)	(0.54)	(1.14)	(1.80)
Dividends per Share	--	--	--	--	--
Common Shares Outstanding (2)	8,126,825	835,722	835,722	835,722	269,139
1	Loss per share for each of the three years ended December 31, 1998 through to December 31, 2000 has been restated to reflect the six for one share consolidation on October 15, 2001.
2	The Common Shares in the capital stock of the Company were consolidated on a six (old) Common Shares for one (new) Common Share at an Extraordinary General Meeting of its Shareholders held October 15, 2001.
3	Under Canadian GAAP, where an entity disposes of substantially all of its assets and the remaining operations are insignificant, discontinued operations disclosure (presenting the discontinued operations as a single line on the financial statements) is not considered informative to readers. As a result, Canadian GAAP precludes presentation in this manner. Under U.S. GAAP, no such preclusion exists. As the Company's activities related to its medical device business commenced in late 2002, net loss from discontinued operations and under U.S. GAAP would equal net loss under U.S. GAAP as presented above.

Exchange Rates

(a)	On August 5, 2003, the noon buying rate for cable transfers in New York City for Canadian Dollars, as certified by the Federal Reserve Bank of New York was US$1.00 = Cdn$1.4045 or C$1.00 = US$0.7120
(b)	The following table indicates the high and low noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York for the nine months from December 2002 through August 2003:
Month Ended	High	Low
December 2002	1.5800	1.5478
2003
January	1.5750	1.5220
February	1.4880	1.5315
March	1.4905	1.4659
April	1.4843	1.4336
May	1.4221	1.3446
June	1.3768	1.3348
July	1.3368	1.4114
August	1.3836	1.4100

(c)	The following table indicates the average December 31 noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York for the calendar years during the five most recent fiscal years from December 31, 1998 to December 31, 2002.

(The average rate is the average of the exchange rates on the last day of each month during the period.)

Period	Average
Calendar Year 1998	1.4836
Calendar Year 1999	1.4858
Calendar Year 2000	1.4855
Calendar Year 2001	1.5487
Calendar Year 2002	1.5702

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

Limited Operating History.

The Company has a limited operating history upon which an evaluation of its prospects can be made. There can be no assurance that the Company will effectively execute its business plan or manage any growth of the Company's business, or that the Company's future operating and financial forecast will be met. Future development and operating results will depend on many factors, including access to adequate capital, the completion and regulatory approval of marketable products, the demand for the Company's products, the level of product and price competition, the Company's success in setting up and expanding distribution channels, and whether the Company can control costs. Many of these factors are beyond the control of the Company. In addition, the Company's future prospects must be considered in light of the risks, expenses, and difficulties frequently encountered in establishing a new business in the medical device industry, which is characterized by intense competition, rapid technological change, highly litigious competitors, potential product liability and significant regulation.

History Of Losses, Anticipated Future Losses.

The Company has no history of revenues from operations. During the year ended December 31, 2002, the Company incurred a net loss under Canadian GAAP of $240,954 (2001 - net loss of $1,213,554; 2000 - net loss of $251,501; 1999 - net loss of $326,219; 1998 - net loss of $236,594) and had an accumulated deficit as of December 31, 2002 of $2,686,116 (2001 - $2,445,162; 2000 - $1,231,608; 1999 - $980,107; 1998 - 653,888; 1997 - $417,294).

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

It is anticipated that the Company's continuing operations will consume approximately $10,000 per month during the next 12 months. These factors cast doubt as to the Company's ability to continue as a going concern.

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

Competition And Market Factors.

The market in which the Company intends to operate presents several established products and procedures that are widely accepted as the "gold standard" treatment for the debilitating condition Benign Prostate Hyperplasia (BPH). The Company's success is dependant upon acceptance of its product by the medical community as reliable, safe and cost-effective. It may be difficult or impossible for the Company to achieve such acceptance of its products in view of these market conditions. In addition, the Company's competitors are more financially stable than the Company and have significant resources for research and development available to them. Thus it is likely that they will be continually bringing improved products and techniques to market which will establish a more competitive market environment for the Company's product, should it be successfully approved and commercialized. Moreover, even if the Company successfully brings its product to market ahead of its projected competitors, established competitors may bring superior products to market that would compete. In addition, the medical device market is subject to constant introduction of new products and designs. Market acceptance of the Company's products may be influenced by new products or technologies that come to market, which could render the Company's products obsolete or non competitive.

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

Dependence On Management And Recruiting.

The success of the Company is currently largely dependent on the performance of its Chief Executive Officer and Chief Technology Officer, as well as its directors. The loss of the services of these persons would have a materially adverse effect on the Company's business and prospects. There is no assurance the Company can maintain the services of its directors or other qualified personnel required to operate its business. Failure to do so could have a material adverse affect on the Company and its prospects. The Company does not have key-man insurance on any of its officers or directors.

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

Enforcement of Service of Legal Process

All of the Company's Directors and all of its Officers are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the directors or officers, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the Untied States Securities Exchange Act of 1934, as amended. A judgment of a U.S. court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

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

Potential Dilution to Book Value from Options and Warrants

As described in the preceding paragraph, the Company has incentive stock options outstanding. If any of such options are exercised at a time when the Company's book value per share is higher than the exercise price, such exercise would cause dilution to book value per share of previous shareholders. Similarly, if the exercise price at the time of exercise is higher than the Company's pre-exercise book value per share, then the warrant or option exercise would be accretive to book value per share. At December 31, 2002, the pro forma net asset value of the Company's Common Shares under U.S. GAAP was $(8,263,124) or ($0.93) per share. Thus, exercise of any and all of the outstanding warrants and stock options on that date would have been accretive.

U.S. Tax Status as a PFIC

As of December 31, 2002 the Company fit within the definition of a "Passive Foreign Investment Company" under the United States Internal Revenue Code of 1986, as amended, which may result in complex or adverse tax treatment of a U.S. shareholder who owns stock of the Company (see "Item 10E, Taxation - Material United States Federal Income Tax Consequences").

U.S. Shareholders' Federal Income Tax Consequences

The Company believes that it fits the classification of "passive foreign investment company" ("PFIC") as defined in the Internal Revenue Code of 1986, as amended (the "Code"), causing all or part of any gain realized by a U.S. shareholder selling or exchanging Common Shares to be treated as ordinary income rather than capital gains. This classification of the Company as a PFIC may affect shareholders who are United States citizens, resident aliens or United States corporations, estates or trusts other than foreign estates or trusts (a "U.S. shareholder") regardless of the extent of the U.S. shareholder's ownership of Company stock. A U.S. shareholder who holds stock indirectly (i.e., is a partner in a partnership, a shareholder in a corporation which holds Company stock or a beneficiary in an estate or trust) is also subject to these rules.

U.S. shareholders of a PFIC who held stock after December 31, 1986 are subject to certain adverse tax consequences, however, other than the loss of the step-up basis at death, these adverse tax consequences can be avoided if: (i) the U.S. shareholder has elected to treat the PFIC as a qualified electing fund (a "QEF"), with respect to that U.S. shareholder, effective for each of the PFIC's taxable years beginning on or after January 1, 1987, which include any portion of the U.S. shareholder's holding period, and (ii) the Company complies with reporting requirements to be prescribed by the Secretary of the Treasury.

(See "ITEM 10 - INFORMATION ON THE COMPANY - E., Taxation," for a further discussion of income tax considerations in connection with the ownership of Common Shares of the Company by both U.S. and Canadian shareholders.)

Currency and Currency Fluctuations

The Company maintains its accounts in Canadian dollars. Approximately half of the costs which are incurred by the Company on an ongoing basis are in United States (U.S.) dollars. It is expected that most future costs and some future revenues, if any, will be denominated in U.S. dollars with the exception of equity funds raised which will be denominated in Canadian dollars. Accordingly, currency fluctuations and translation gains and losses may materially effect the Company's operations or financial condition in the foreseeable future. Because the Company issues financial reports in Canadian dollars, however, currency fluctuations may also materially and adversely impact on the Company's reported results.

Possible Conflicts of Interest

Some of the directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other corporations, and situations may arise where these directors and officers will be in direct competition with the Company. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the Business Corporations Act of Wyoming. Management knows of no current affiliations that are likely to raise actual conflicts of interest (see "Item 6, Directors, Senior Management and Employees" herein).

In order to avoid the possible conflict of interest which may arise between the directors' duties to the Company and their duties to the other companies on whose boards they serve, the directors and officers of the Company have agreed to the following:

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

ITEM 4.     INFORMATION ON THE COMPANY

A.                History and Development of the Company

The Company was incorporated under the laws of the Province of British Columbia on August 24, 1990, under the name "San Antonios Resources Inc." On October 15, 2001, the Company consolidated its share capital on the basis of six pre-consolidation Common Shares for one post-consolidation Common Share. On September 23, 2002, the Company changed its name to "Global Precision Medical Inc." and undertook a material change in its business focus away from mining exploration and into the medical device industry. The principal business of the Company and its wholly-owned subsidiary, San Antonios Resources (USA) Inc., consequently ceased to be mineral exploration.

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

The Company's Agent for Service in the United States is William Vines, c/o Jones, Jones, Vines & Hunkins, 718 9th Street, P.O Drawer 189, Wheatland, Wyoming 82201.

New Business Direction for the Company

At an Annual and Special General Meeting of Shareholders held September 23, 2002, shareholders approved a worldwide Technology Licence Agreement entered into by the Company with Global Medical Sciences Ltd. to commercialize and further develop the technology known as the URO-Stent (the "Licence"), a change in control of the Company and a special resolution to change the Company's name to Global Precision Medical Inc. in order to reflect the new business direction of the Company. The Licence was granted in consideration of the issuance of 4,030,079 restricted Common Shares in the capital stock of the Company with a value of $6,396,951.

From inception to the year ended December 31, 2001, the Company spent a total of $880,949 on the acquisition and exploration of mineral properties in Nevada. During 2002, the Company spent no funds on the acquisition and exploration of mineral properties. There were no capital expenditures of any kind during the year ended December 31, 2002, except the acquisition of the Licence. The Company's focus was on reducing its financial obligations by dropping all optioned, leased and staked unpatented mineral claims and developing its URO-Stent technology.

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

Potential prospects were identified by the Company's management or by independent consultants engaged for that purpose. Subcontractors, under the supervision of the Company's management, were engaged to carry out the Company's exploration programs and independent, accredited metallurgical laboratories were used to analyze selected soil samples for mineralization.

In order for the Company to fulfill its financial obligations to maintain its mining exploration properties and to carry out any geological investigation thereon, the Company was required to raise funds from the sale of its Common Shares or through joint venture arrangements, or a combination thereof. The business climate for financing junior company mineral exploration programs deteriorated during 1999, 2000, 2001 and 2002 such that financing could not be raised to continue with exploration programs nor to pay the holding fees to maintain the properties in good standing. As a result there was a downsizing of the Company's mining property interests.

In January 2002, the Company terminated its February 3, 1997, option agreement as amended on August 24, 1998, on September 28, 1999, on September 30, 2000 and February 03, 2001, with James Bright, Debbie Brown and Harvey Bellm (the "B Optionors") with respect to the option to purchase a

100% interest in six unpatented mining claims, the Bluster Mine and Big Ledge Claims. The said claims were Quitclaimed back to the B Optionors. The Company wrote down the value of the Bluster/Big Ledge Claims' capitalized mineral property costs of $80,698 and deferred exploration costs of $68,893 (for a total write down of $149,591) at December 31, 2001, to reflect their net realizable value.

Also in January 2002, the Company terminated the February 3, 1997, option agreement with Jerry Stocks, James Bright and Janice Hastie (the Estate of Richard Hillberg) to purchase a 100% interest in ten unpatented mining claims, the Pavlak Claims. The Company wrote down the value of the Pavlak Claims' capitalized mineral property costs of $52,006 and deferred exploration costs of $69,157 (for a total write down of $121,163) at December 31, 2001 to reflect its net realizable value. The Bluster Mine, Big Ledge Claims and the Pavlak Claims were subsequently Quitclaimed back to the original owners during the fiscal year ended December 31, 2002.

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

New Business Direction

On September 23, 2002 the Company entered into an exclusive worldwide Technology Licence Agreement with Global Medical Sciences Ltd. to commercialize and further develop the technology known as the URO-Stent (the "Licence"). The Licence was granted in consideration of the issuance of 4,030,079 restricted Common Shares of the Company with a deemed value of $6.4 million (U.S. $4 million). For financial accounting purposes, these shares have been recorded at a value of $3.3 million (U.S. $2 million) based on an average share price of the Company two days before and after the acquisition of the Licence.

The URO-Stent is used for the prevention of lumen restriction associated with benign prostate hyperplasia BPH is a non-cancerous enlargement of the prostate, which constricts the urethra as it grows, thereby restricting the flow of urine - a common cause of urinary voiding dysfunction in men. The URO-Stent has been developed by a team of scientists, clinicians and medical specialists in Moscow in conjunction with IMET. The URO-Stent is braided from a proprietary NiTi shape-memory alloy wire that utilizes its unique shape-memory properties such that when the stent is released into the prostate by a catheter delivery system, and, as it reaches body temperature, the stent expands allowing the radial tension of the wire net to hold the blocked portion of the lumen in an open position. The URO-Stent has several advantages over competitive stent technologies: atraumatic design (no sharp ends), more radial rigidity, non-kinkable yet flexible while keeping the lumen diameter constant.

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

The principal raw material for the device is currently manufactured in Russia at the IMET facilities. In order to diminish the dependence for the metal from this sole source, the Company will undertake an investigation of NiTi alloy wire with similar properties from other sources including Germany and the United States. The cost of the wire as a component of the final finished, braided, sterilized, packaged and labeled product is less than 20%; therefore the cost of the wire is of less concern than the ongoing availability of the wire from the sole source of supply - IMET in Russia.

The Company has identified a medical device manufacturing and distribution company in Moscow, Russia, with the view to contract manufacturing the catheter delivery-system and to distribute the completed unit along side its other medical products, which are not in competition with the URO-Stent. For sales and distribution in Asia and North America if and when the relevant regulatory approvals are achieved for those respective jurisdictions, the Company intends to contract with MDMI Technologies Inc. ("MDMI"), a Canadian medical device company with a marketing network in Asia and North America.

The Company is dependent on patent protection and in the early stages of development and production it is dependent on various strategic alliances: Russian National Academy of Science, Department of Urology Moscow Medical Semashko Institute, Department of Materials and Metals Engineering, the A.A Baikov Institute of Metallurgy and Materials Technology of Russian Academy of Science and MDMI in British Columbia. Maintaining a satisfactory working relationship with these groups is essential to acquiring the NiTi wire to manufacture the URO-Stent and to complete the regulatory process for approval for use and sale in Russia. The URO-Stent has IP protection in that it has been granted a patent by the Patent Office of Russia and is the subject of a pending application under the international Patent Cooperation Treaty. Moving forward, the Company will seek to contract with TransTechnology (Moscow) to coordinate with the Company's Patent Attorneys to manage the IP of the URO-Stent and any other devices that may emerge from the special properties of the IMET NiTi to which the Company has rights.

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

(1) On February 5, 2003, Global Precision Medical (USA) Inc. ("GPM-USA"), formerly San Antonios Resources (USA) Inc., and formerly a wholly-owned Montana subsidiary of the Company, was transferred to Antonios Kripotos. No other assets or liabilities were transferred with GPM-USA.

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

Critical Accounting Policies and Estimates

The Company's consolidated financial statements (see "Item 14(a), Financial Statements") are prepared in Canadian dollars and in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The principal difference from accounting principles generally accepted in the United States ("U.S. GAAP") that affects the consolidated financial statements of the Company is the treatment of the costs of exploration of unproven mineral properties. In Canada, these costs are capitalized and written down only if it is determined that it is unlikely that the property contains sufficient economic reserves to recover the accumulated costs. In the United States, these costs are expensed as they are incurred. Material measurement differences resulting from the application of U.S. GAAP are described in Note 14 to the consolidated financial statements.

The preparation of the Company's financial statements in conformity with Canadian GAAP requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reporting periods. Actual results may differ from those estimates.

All of the Company's significant accounting policies are listed in Note 2 to its consolidated financial statements. Of those significant accounting policies, the Company has identified the following accounting policies which are believed to be the most critical in fully understanding and evaluating the reported financial results:

Licence Agreement

The Company's licence agreement is recorded at a value based on an average price of the shares two days before and after the date of acquisition, issued in connection with the acquisition of the Licence Agreement, and is being depreciated on a straight-line basis over its estimated useful life of ten years. The carrying value of the Company's licence agreement is reviewed by management for impairment on a regular basis or when facts or circumstances would indicate a condition of impairment exists and is tested in reference to discounted cash flows.

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

The recoverability of the amounts shown for mineral properties and interests is dependent on the confirmation of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain the necessary financing to successfully complete their development and future profitable operations.

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

The primary activities during the fiscal year ended December 31, 2002, related to a change of business from mineral exploration to the medical technology industry, financing and relinquishment of the remainder of the Company's mineral properties. Administrative expenses for the fiscal year ended December 31, 2002 were $256,980 ($308,052 for the fiscal year ended December 31, 2001 and $253,093 for the fiscal year ended December 31, 2000). A significant component of administrative expenses during the fiscal year ended December 31, 2002 was for consulting fees for services as officers/shareholders of the Company received 400,000 Common Shares in the capital stock of the Company at a value of $62,421 for services related to transferring the technology associated with the URO-Stent from Russia to Canada and in further development of the technology towards commercialization. The Company also incurred research and development costs of $23,352 during the year ended December 31, 2002 ($nil in prior years) toward the development of the URO-Stent technology. This expense is expected to increase in future years as the Company brings the technology to market. Salaries expense decreased from $136,000 during the year ended December 31, 2001 to $8,000 during the year ended December 31, 2002 due to the departure during the year of the former director who earned that salary. Other significant administrated expenses incurred by the Company during the year ended December 31, 2002 include legal ($32,490 -2002, $50,174 - 2001, $13,226 - 2000), travel ($26,771 - 2002, $2,262 - 2001, $18,910 -2000), accounting and audit ($24,738 - 2002, $27,568 - 2001, $27,450 - 2000) office ($17,306 - 2002, $19,805 - 2001, $43,098 -2000), and rent ($16,806 - 2002, $33,616 - 2001, $28,896 - 2000).

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

The primary activities during the fiscal year ended December 31, 2001, related to financing and administration of the mineral exploration activities, and relinquishment of several of the Company's mineral properties. The major expense during the fiscal year ended December 31, 2001 was the write-off of mineral properties abandoned of $502,547, and the write down of the remaining properties due to the uncertainty of raising capital and recovering costs of $378,402. Administrative expenses for the fiscal year ended December 31, 2001 were $308,052 ($253,093 for the fiscal year ended December 31, 2000 and $361,080 for the fiscal year ended December 31, 1999). Significant other components of administrative expenses related to wages, legal, office, rental and accounting expenses. These costs are expected to decrease in 2002 as the lease and option payments for the properties dropped in 2001 and early 2002 are no longer payable, and the Company has sized down its office and administrative requirements.

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

As at December 31, 2002, the Company's cash position (deficit) was increased to $4,923 which was $72,076 greater than December 31, 2001. The Company's cash balance comprises deposits at major financial institutions (Cash position at December 31, 2001 also included a bank loan of $79,991).

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

During the year ended December 31, 2002, the Company also incurred an increase in its cash position due to the advancement of $79,991 from Ms. Gogniat to repay the Company's bank loan and a further advancement of $21,097 advancement of funds by Mr. Kripotos. Both individual subsequently waived these amounts.

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

Operating activities during the year ended December 31, 2002, consumed $97,560 of cash ($275,131 - 2001, $247,015 - 2000).

Material Differences Between Canada and U.S. Generally Accepted Accounting Principles

Mineral Property Costs

United States generally accepted accounting principles ("U.S. GAAP") prefers that exploration costs be expensed in the year incurred unless there is substantial evidence that a commercial body of ore has been located, whereas Canadian generally accepted accounting principles ("Canadian GAAP") allows exploration costs to be deferred during the exploration process. During the year ended December 31, 2002 there was no effect to the financial statements due to differences between U.S. GAAP and Canadian GAAP.

During the year ended December 31, 2001, the expensing of exploration expenditures as a current period expense decreased (increased in 2000) the net loss to $442,728 ($0.53 per share); (2000: $436,841 ($0.54 per share)). Total assets under U.S. GAAP remained at $36,826 (2000 fell to: $75,279). Shareholders' equity at the end of 2001 remained at a deficiency of $582,975 under U.S. GAAP, as it is in Canadian GAAP (2000: shareholders' equity was reduced to $140,247 under U.S. GAAP from $630,579 under Canadian GAAP). These differences had no effect on the Company's liquidity. As a result of the Company disposing of several mineral properties during the year ended December 31, 2001, and writing down the remaining properties to zero, the effect was that shareholders' equity and total assets under U.S. GAAP and Canadian GAAP are consistent.

Foreign Currency Translation

Under U.S. GAAP assets and liabilities of subsidiaries not reporting in the parent company's functional currency are translated at rates of exchange prevailing at each balance sheet date. Revenues and expenses of such subsidiaries are translated at exchange rates prevailing on the dates on which such items are recognized in operations. Gains and losses arising from the translation of financial statements are deferred and disclosed as a separate component of shareholders' equity. This difference does not generate a material adjustment.

Comprehensive Income

In June 1997 Statement of Financial Accounting Standard No. 130, "Reporting Comprehensive Income" was issued, which requires that an enterprise report, by major component and as a single total, the change in the net assets during the period from non-owner sources. As the Company has no other comprehensive income item this standard does not require further disclosures.

Accounting for Derivative Instruments and Hedging Activities

In June 1998 Statement of Financial Accounting Standard ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", was issued which standardized the accounting for derivative instruments ("SFAS No. 133"). SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. SFAS No. 137 was subsequently issued which deferred the effective date of SFAS No. 133 to June 30, 2000. The Company does not have derivative instruments and as such no changes will be necessary.

Accounting for Stock-based Compensation

For U.S. GAAP purposes the Company accounts for stock-based compensation to employees and directors under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", using the intrinsic value based method whereby compensation costs are recorded for the excess, if any, of the quoted market price at the date granted over the exercise price. As at December 31, 2001 no compensation cost has been recorded for any period under this method.

Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" requires the use of the fair value based method of accounting for stock options. Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the vesting period.

Under U.S. GAAP, as the Company's stock options are denominated in United States dollars, they are subject to variable accounting.

Financial Statement Presentation

Under Canadian GAAP, where an entity disposes of substantially all of its assets and the remaining operations are insignificant, discontinued operations disclosure (presenting the discontinued operations as a single line on the financial statements) is not considered informative to readers. As a result, Canadian GAAP precludes presentation in this manner. Under United States GAAP ("U.S. GAAP"), no such preclusion exists. As the Company's activities related to its medical device business commenced in late 2002, net loss from discontinued operations under U.S. GAAP would equal net loss under U.S. GAAP as described above. In addition, operating, investing and financing cash flows would, under U.S. GAAP on a discontinued basis, equal the net change in cash as described above.

Other differences between Canadian GAAP and U.S. GAAP that affect the Company are described in Note 14 to the audited consolidated financial statements for the fiscal year ended December 31, 2002, found in this annual report.

C.                Research and Development, Patents and Licences, etc.

The URO-Stent has IP protection in that it has been granted a patent by the Patent Office of Russia and is the subject of a pending application under the international Patent Cooperation Treaty. On approval of a current application for use and sale in Russia, the Company will seek to contract with TransTechnology (Moscow) to coordinate with the Company's Patent Attorneys to manage the IP of the URO-Stent and any other devices that may emerge from the special properties of the IMET NiTi wire to which the Company has rights.

D.                Trend Information

As the Company has an application for regulatory approval in Russia for the use and sale of the URO-Stent as the first stage towards commercialization, information required by this section is not applicable.

E.                Off-Balance Sheet Arrangements

As the Company's last fiscal year end is December 31, 2002, there is no requirement for disclosure hereunder.

F.                Contractual Obligations

As the Company's last fiscal year end is December 31, 2002, there is no requirement for disclosure hereunder.

G.                Safe Harbor

As the Company's last fiscal year end is December 31, 2002, there is no requirement for disclosure hereunder.

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

  Boris Bruno Weiss has been President and Director of Advanced Mapping Group Ltd. ("AMG"), a resource management, investment and consulting firm servicing a number of North and South American companies. From April 1998 to May 2002, Mr. Weiss was employed on a contract basis as director of business development and marketing for UTAR Scientific Inc., a private technologies research and development firm through AMG Ltd. Mr. Weiss is currently serving on the Board of Directors or as an Officer for several private companies, including Virgin Forestal Parks Inc., and Western High Tech Ltd.

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

Except for the granting of stock options noted above, the Company has no bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's directors or executive officers nor does it have any formal plan for compensating its directors for their service in their capacity as directors.

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

Service Contracts with Directors and Officers

Currently, there are no directors' service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

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

The mandate of the Audit Committee is to:

(i)	ensure that at all times there are direct communication channels between the Audit Committee and the Company's auditors;
(ii)	provide oversight of the Company's financial management and of the design and implementation of an effective system of internal financial controls; and
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

Name	Number of Common Shares Held	Percentage of Outstanding Common Shares	Number of Options Held	Exercise Price of Options (US $)	Expiry Date of Options	Purchase Price
Coderre, Michel	554,136 (1)	06.81	25,000 (1)	1.00	Sept 23, 2007	N/A
Elliott, James	0	00.00	225,000 (2) 200,000 (3) 200,000 (4)	1.00 2.00 3.00	Sept 23, 2007 Sept 23, 2007 Sept 23, 2007	N/A N/A N/A
Holmes, Linda	8,000	00.10	25,000 (5)	1.00	Sept 23, 2007	N/A
Semple, Lindsay	163,332 (2)	02.01	25,000 (1)	1.00	Sept 23, 2007	N/A
Weiss, Boris	252,708 (3)	03.11	25,000 (1)	1.00	Sept 23, 2007	N/A
Zerrouk, Dr. A. Fauzi	1,662,407(4)	20.46	25,000 (1)	1.00	Sept 23, 2007	N/A

(1)	Mr. Coderre has control or direction over these 554,136 Common shares which are held by Global Medical Sciences Ltd., the controlling shareholder of the Company, for which Mr. Coderre serves as President, CEO and a director.
(2)	Of this amount, Mr. Semple beneficially owns 134,666, and his spouse owns 28,666, Common Shares.
(3)	Mr. Weiss has control or direction over these 252,708 Common Shares which are held by Advanced Mapping Group.
(4)	Dr. Zerrouk has control or direction over these 1,662,407 Common Shares which are held by Global Medical Sciences Ltd., for which he serves as Chairman.

The Board of Directors adopted an equity incentive plan, the 2002 Stock Option Plan (the "Plan"), on June 27, 2002 after terminating the 1999 Combined Incentive and Nonqualified Stock Option Plan, as allowed therein. There were no options outstanding in the 1999 Plan, since cancellation of the 3,333 options remaining therein was effected June 27, 2002. Disinterested shareholder approval and ratification of the Plan was received at the annual and special meeting of the Company held September 23, 2002. The Plan provides for the granting of stock options, including Incentive Stock Options ("ISOs") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and Non-Qualified Stock Options ("NQSOs").

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

B.                Related Party Transactions

There were no material transactions during the last fiscal year ended December 31, 2002, and to the date of this document, nor are there any proposed material transactions between the Company and:

(a)	enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company, other than between the Company and Global Medical Sciences Ltd. ("GMS"), which owns 4,030,079 restricted Common Shares in the capital stock of the Company, having a deemed value of $6,396,951 (representing 49.38% of the issued and outstanding Common Shares of the Company) in exchange for the acquisition by the Company of the Technology Licence Agreement to commercialize and further develop the technology known as the URO-Stent. For financial accounting purposes these shares have been recorded at a value of $3,326,346 (U.S. $2,096,000) based on an average share price of the Company for two days before and after the acquisition of the Licence. In addition, a total of $23,342 was paid to or on behalf of GMS to continue research and development on the URO-Stent, as provided for under the terms of the Licence.
(b)	associates;
(c)	individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual's family, other than Ms. I.M. Gogniat who received 300,000 Common Shares in the capital stock of the Company with a value of $46,816 for services performed related to transferring the technology associated with the URO-Stent from Russia to Canada and in further development of the technology towards commercialization. She also advanced the Company $79,991 to allow the Company to repay its bank loan and subsequently waived this amount.
(d)	key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of companies and close members of such individual's families, other than as described under (a) above and between the Company and:
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

C.                Interests of Experts and Counsel

Not Applicable.

ITEM 8.     FINANCIAL INFORMATION

A.                Consolidated Statements and Other Financial Information

The Company's consolidated audited financial statements for the fiscal year ended December 31, 2002, are filed as an exhibit herein.

B.                Significant Changes

Effective September 25, 2002, the Company entered into an exclusive worldwide Technology Licence Agreement with Global Medical Sciences Ltd. to commercialize and further develop the technology known as the URO-Stent. The Licence was granted in consideration of the issuance of 4,030,079 restricted Common Shares of the Company with a value of $6,396,951. At the Annual and Special General Meeting of Shareholders held September 23, 2002 (the "Meeting"), shareholders approved the proposed Licence transaction, the new business and resultant change in control of the Company, and a special resolution to change the Company's name to Global Precision Medical Inc. to reflect the new business direction of the Company. The principal business of the Company consequently ceased to be mineral exploration.

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

ITEM 9.     THE OFFER AND LISTING

A.                Offer and Listing Details

Not Applicable

B.               Plan of Distribution

Not Applicable.

C.                Markets

The Common Shares of the Company were listed for trading on the NASD OTC Bulletin Board on June 7, 2000 under the symbol "SANRF." Upon completion of the share consolidation in October 2001 (6 old for 1 new share) the Company's symbol was changed to "SATRF." Subsequently, and following a change of business direction into the medical device industry and name change to Global Precision Medical Inc. effective September 23, 2002, the Company's symbol was changed to "GBPMF". The Company's Common Shares are not listed on any other exchange. The following table sets forth the high and low prices for the Company's Common Shares on the OTC Bulletin Board, reported on a fiscal quarter basis for the two most recent fiscal years ending December 31, 2002 and for the first quarter of 2003, on a monthly basis for the most recent six months, and on an annual basis since the initial trade date in 2000:

Period	High (U.S.$)	Low (U.S.$)
Quarter Ended
March 31, 2001	2.70	1.50
June 30, 2001	no trades	no trades
September 30, 2001	no trades	no trades

Quarter Ended
December 31, 2001	0.11	0.05
March 31, 2002	0.10	0.05
June 30, 2002	no trades	no trades
September 30, 2002	1.05	0.10
December 31, 2002	1.10	0.50
March 31, 2003	1.05	0.47
June 30, 2003	1.00	0.15
Period	High (U.S.$)	Low (U.S.$)
Monthly (for previous 6 mos.)
July 2003	0.40	0.20
June 2003	0.51	0.15
May 2003	0.55	0.19
April 2003	1.00	0.75
March 2003	1.05	0.52
February 2003	no trades	no trades

Annual
June 7 - December 31, 2000	6.00	2.63
2001	2.70	0.05
2002	1.10	0.05
January 1 - July 31, 2003	1.05	0.16

D.                 Selling Shareholders

Not Applicable

E.                 Dilution

Not Applicable.

F.                 Expenses of the Issue

Not Applicable

ITEM 10.    ADDITIONAL INFORMATION

A.                 Share Capital

Not required

B.                 Memorandum and Articles

The Company was incorporated under the Company Act (British Columbia) on August 24, 1990 under Incorporation Number 392518 and, in accordance with the laws of the state of Wyoming, renounced its original country of incorporation by way of continuation into Wyoming, effective February 5, 2003, and is now incorporated under the Wyoming Business Corporations Act (the "Act").

The Company previously filed its Memorandum and Articles on Amendment No. 2 of its Registration Statement on Form 20-F and, as the same Memorandum and Articles were filed as part of the Company's continuation into Wyoming, as required by the Secretary of State, Wyoming, and as the information has not changed, they are incorporated herein by reference.

C.                Material Contracts

During the past two years, other than contracts entered into in the ordinary course of its business, the Company entered into one material contract as follows:

At an Annual and Special General Meeting of Shareholders held September 23, 2002, shareholders approved a worldwide Technology Licence Agreement entered into by the Company with Global Medical Sciences Ltd. ("GMS") to commercialize and further develop the technology known as the URO-Stent (the "Licence"), a change in control of the Company; and a special resolution to change the Company's name to Global Precision Medical Inc. in order to reflect the new business direction of the Company. The Licence was granted in consideration of the issuance of 4,030,079 restricted Common Shares in the capital stock of the Company. Under the Licence, the Company undertakes to continue actively the further development of the URO-Stent by committing to research and development work by certain scientists by means of ongoing revolving research and development agreements between the Company and certain scientists. Consideration for such research and development is to be paid in accordance with agreed upon arm's length terms. The Company is to provide management support services on an active and regular basis to GMS. The Technology Licence Agreement is attached hereto as Exhibit 4.19 hereto.

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

E.                 Taxation

Canadian Federal Tax Consequences

The summary below applies up until February 5, 2003 to a holder (a "Holder") of one or more common shares who for the purposes of the Income Tax Act (Canada) (the "Act") is a non-resident of Canada, holds his common shares as capital property and deals at arm's length with the Company.

Dividends

A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on his common shares. Under the Canada-U.S. Income Tax Convention (1980) (the "Treaty"), the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States is generally 15% of the gross amount of the dividend. The rate of Part XIII Tax is reduced to 5% if the Holder is a corporation that owns at least 10% of the voting stock of the Company. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of a common share, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable Canadian property" as defined by the Act. Generally, a common share will not constitute taxable Canadian property of a Holder unless he held the common shares as capital property used by him carrying on a business (other than an insurance business) in Canada, or he or persons with whom he did not deal at arm's-length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company.

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

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company ("PFIC"), as defined in Section 1296 of the Code, if 75% or more of its gross income in a taxable year is passive income, or the average percentage of the Company's assets (by value) during the taxable year which produce passive income or which are held for production of same is at least 50%. Passive income is generally defined to include gross income in the nature of dividends, interest, royalties, rents and annuities; excess of gains over losses from certain transactions in any commodities not arising inter alia from a PFIC, whose business is actively involved in such commodities; certain foreign currency gains; and other similar types of income. The Company technically fit within the PFIC definition. On February 5, 2003, the Company ceased to be a Canadian company became registered in the jurisdiction of Wyoming under the Wyoming Business Corporations Act and on this the Company believes that as of this date, its PFIC status has changed.

U.S. Holders owning shares of a PFIC are subject to an additional tax and to an interest charge based on the value of deferral of tax for the period during which the shares of the PFIC are owned, in addition to treatment of any gain realized on the disposition of shares of the PFIC as ordinary income rather than as a capital gain. However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund ("QEF") with respect to such shareholder's interest therein, the above-described rules generally will not apply. Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC's ordinary earnings and any net capital gain regardless of whether such income or gain was actually distributed. A U.S. Holder of a QEF can, however, elect to defer the payment of United States Federal income tax on such income inclusions. Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or persons.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market (a "mark-to-market election"). If such an election is made, such U.S. Holder will not be subject to the special taxation rules of PFIC described above for the taxable years for which the mark-to-market election is made. A U.S. Holder who makes such an election will include in income for the taxable year an amount equal to the excess, if any, of the fair market value of the shares of the Company as of the close of such tax year over such U.S. Holder's adjusted basis in such shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any of (A) the mark-to-

market gains for the shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior year but for Section 1291 interest on tax deferral rules discussed above with respect to a U.S. Holder, who has not made a timely QEF election during the year in which he holds (or is deemed to have held) shares in the Company and the Company is a PFIC ("Non-Electing U.S. Holder"), over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder's adjusted tax basis in the shares of the Company will be increased or decreased to reflect the amount included or deducted as a result of mark-to-market election. A mark-to-market election will apply to the tax year for which the election is made and to all later tax years, unless, the PFIC stock ceases to be marketable or the IRS consents to the revocation of the election.

The IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by a Non-Electing U.S. Holder that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases, the basis of the Company's shares in the hands of the transferee and the basis of any property received in the exchange for those shares would be increased by the amount of gain recognized. A U.S. Holder who has made a timely QEF election (as discussed above) will not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee's basis in this case will depend on the manner of the transfer. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the shares of the Company are transferred. Each U.S. Holder should consult a tax advisor with respect to how the PFIC rules affect their tax situation.

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

F.                 Dividends and Paying Agents

Not Applicable.

G.                 Statement by Experts

Not Applicable.

H.                 Documents on Display

All documents referred to herein may be inspected at the offices of the Company's Registered Agent, William Vines, c/o Jones, Jones, Vines & Hunkins, 718 9th Street, P.O Drawer 189, Wheatland, Wyoming 82201.

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

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A.                 Qualitative Information about Market Risk

Currency Exchange Rate Sensitivity

The results of the Company's operations are subject to currency transnational risk and currency transaction risk. Regarding currency transnational risk, the operating results and financial position of the Company are reported in Canadian dollars in the Company's consolidated financial statements. The fluctuation of the U.S. dollar in relation to the Canadian dollar will, therefore, have an impact upon the profitability of the Company and may also affect the value of the Company's assets and the amount of shareholders' equity.

In regards to transaction risk, the Company's functional currency is the Canadian dollar and its activities are predominantly executed using the Canadian dollar. The Company incurs approximately 50% of its expenses in U.S. dollars. The Company's Common Shares are listed for trading on the NASD's OTC Bulletin Board and are bought and sold in U.S. dollars. The Company has not entered into any agreements or purchased any instruments to hedge any possible currency risks at this time.

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

There have been no changes made to the rights of the holders of the Company's securities.

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

ITEM 16.     RESERVED

PART III

ITEM 17.     FINANCIAL STATEMENTS

The financial statements filed as part of this Annual Report are listed in "Item 19 - Financial Statements and Exhibits".

ITEM 18.    FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 17.

ITEM 19.    FINANCIAL STATEMENTS AND EXHIBITS

The following financial statements and exhibits are filed as part of this Annual Report.

(a)	Financial Statements and Reports

Page
Independent Auditors' Report to the Directors and Shareholders	40
Comments by Auditors on Canada-United States of America Reporting Differences	40
Audited consolidated balance sheets of the Company as at December 31, 2002 and December 31, 2001	41
Audited consolidated statements of operations for the years ended December 31, 2002, 2001, 2000 and for the period from August 24, 1990 to December 31, 2002	42
Audited consolidated statements of cash flows for the years ended December 31, 2002, 2001, 2000 and for the period from August 24, 1990 to December 31, 2002	43
Audited consolidated statements of shareholders' deficit for the period from August 24, 1990 to December 31, 2002	44
Notes to the consolidated financial statements	45

(b)	Exhibits

Exhibit No.	The following documents were filed previously in the Company's Form 20-F/A - Amendment No. 2, Registration Statement

1.01	Certificate of Incorporation in British Columbia and Memorandum of the Company
1.02	Articles of the Company

4.01	Option to Purchase Agreement dated February 3, 1997 among the Subsidiary, Jerry Stocks, James Bright and Richard Hillberg relating to the Pavlak Claims
4.02	Option to Purchase Agreement dated February 2, 1997 among the Subsidiary, James Bright, Debbie Brown and Harvey Bellm relating to the Bluster Mine and Big Ledge Claims as amended on August 24, 1998 and on September 28, 1999
4.03	Employment Agreement dated September 21, 1999 between the Company and Antonios Kripotos
4.04	Settlement Agreement effective July 14, 1999, to which is attached a mining agreement between the Subsidiary and John D. Bernt relating to the parties' rights and obligations in respect of certain unpatented mining claims
4.05	Mining Agreement effective July 14, 1999 between the Subsidiary and John D. Bernt
4.06	Mining Lease and Option to Purchase Agreement effective November 1, 1998 between the Subsidiary and the Board of Regents of the University Community College System of Nevada relating to the Pick and Shovel Option

The documents were filed previously in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2000

4.07	Amending Agreement dated September 30, 2000 to the Option to Purchase Agreement dated February 3, 1997, among the Subsidiary, James Bright, Debbie Brown and Harvey Bellm relating to the Bluster Mine and Big Ledge Claims, as amended on August 24, 1998 and on September 28, 1999
4.08	Amending Agreement dated February 3, 2001 to the Option to Purchase Agreement dated February 3, 1997, among the Subsidiary, James Bright, Debbie Brown and Harvey Bellm relating to the Bluster Mine and Big Ledge Claims, as amended on August 24, 1998, on September 28, 1999 and September 30, 2000
4.09	1999 Combined Incentive and Nonqualified Stock Option Plan

The following documents were filed previously in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2001

4.10	Form 20, Report of Exempt Distribution, of 20,000 stock options granted to Linda Holmes on March 19, 2001
4.11	Quitclaim of Unpatented Mining Claims to John D. Bernt - December 2001 (SH and OR Claims)
4.12	Release of Mining Agreement between the Company and John D. Bernt, with respect to dropping the Bernt Claims - December 2001
4.13	Memorandum of Assignment of Mining Lease and Option to Purchase Agreement for the Pick and Shovel Claims to John D. Bernt - December 2001
4.14	Quitclaim dated January 16, 2002, with respect to the Big Ledge/Bluster claim group, from the Company to James Bright, Debbie Brown and Harvey Bellm
4.15	Quitclaim dated January 16, 2002, with respect to the Pavlak claims, from the Company to Jerry Stocks, James Bright, and Estate of Richard Hillberg

Exhibit No.	The following documents are filed herewith in this Annual Report on Form 20-F for the year ended December 31, 2002.

1.03	Certificate of Name Change from San Antonios Resources Inc. to Global Precision Medical Inc., dated October 15, 02
1.04	Certificate of Continuance from British Columbia into Wyoming, dated February 5, 2003
1.05	BC Registrar's final authorization of continuation into Wyoming, effective February 5, 2003
4.16	Debt Waiver Agreement between the Company and Antonios Kripotos dated July 2, 2002.
4.17	Form of Debt Settlement Agreement between the Company and each of I. Gogniat and T. Ma, dated August 27, 2002
4.18	Form of Consultant Compensation Agreement between the Company and each of I. Gogniat and Lindsay Semple, dated August 27, 2002
4.19	Letter of Intent between the Company and Global Medical Sciences Ltd. dated August 28, 2002 granting the Licence to the Company
4.20	Licence and Joint Product Development Agreement between the Company and Global Medical Sciences Ltd. dated September 23, 2002 granting the Licence to the Company
4.21	Assignment of Rights to the Licence from the Company to its wholly-owned subsidiary, San Antonios Resources (USA) Inc., dated September 23, 2002
4.22	Form of Combined Incentive and Nonqualified Stock Option Agreement, dated September 23, 2002, between the Company and: Michel Coderre, Linda Holmes, Lindsay Semple, Boris Weiss and Dr. A. Faouzi Zerrouk
4.23	Form of Combined Incentive and Nonqualified Stock Option Agreement, dated September 23, 2002, between the Company and James Elliott
4.24	2002 Combined Incentive and Non-Qualified Stock Option Plan
4.25	Form of Subscription Agreement between T. Ma and the Company, dated November 28, 2002 for 66,667 Units @ US$0.75
4.26	Form of Warrant Certificate between the Company and T. Ma dated December 6, 2002
4.27	Form of Consulting Agreement between the Company and Robert Tomjlenovic dated October 3, 2002.
4.28	Report of Exempt Distribution, British Columbia Securities Commission Report on Form 45-902F, dated January 31, 2003
4.29	Transfer of Global Precision Medical (USA) to A. Kripotos and Relinquishment of Assets, Rights or Property held by Global Precision Medical (USA) Inc. dated February 5, 2003

31.1	Certification of the President Pursuant To Rule 13a-14 Or 15d-14 of The Securities Exchange Act Of 1934,as adopted pursuant to Section 302 of The Sarbanes-Oxley Act of 2002
31.2	Certification of the Chief Executive Officer Pursuant To Rule 13a-14 Or 15d-14 of The Securities Exchange Act Of 1934,as adopted pursuant to Section 302 of The Sarbanes-Oxley Act of 2002
32.1	Certification of the President pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of The Sarbanes-Oxley act of 2002
32.2	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of The Sarbanes-Oxley act of 2002

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL PRECISION MEDICAL INC. By: /s/ Lindsay Semple Lindsay Semple, Director, Chief Executive Officer
Date: September 2, 2003

Independent Auditors' Report and Consolidated Financial Statements of

GLOBAL PRECISION MEDICAL INC.
(formerly San Antonios Resources Inc.)
(A development stage company)

December 31, 2002 and 2001

Independent Auditors' Report

To the Directors and Shareholders of
Global Precision Medical Inc.
(formerly San Antonios Resources Inc.)
(A development stage company)

We have audited the consolidated balance sheets of Global Precision Medical Inc. (formerly San Antonios Resources Inc.) (a development stage company) as at December 31, 2002 and 2001 and the consolidated statements of operations, cash flows and shareholders' deficit for each of the years in the three year period ended December 31, 2002 and cumulative from date of inception, August 24, 1990, to December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

/s/ Deloitte & Touche LLP

Chartered Accountants
Vancouver, British Columbia
July 4, 2003

Comments by Independent Auditors on Canada - United States of America Reporting Differences

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph for the following:

a)	When financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements.
b)	In 2002, the Company changed its accounting policy with respect to stock-based compensation and other stock-based payments where, for stock options granted to employees, pro forma net income and pro forma earnings per share are disclosed as if the fair value based method of accounting had been applied.

Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America, our report to the Board of Directors and Shareholders dated July 4, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the consolidated financial statements.

/s/ Deloitte & Touche LLP

Chartered Accountants
Vancouver, British Columbia
July 4, 2003

GLOBAL PRECISION MEDICAL INC. (formerly San Antonios Resources Inc.) (A development stage company) Consolidated Balance Sheets (Expressed in Canadian dollars)
	As at December 31,
ASSETS	2002	2001
CURRENT
Cash	$4,923	$12,838
Accounts receivable	2,805	14,532
Prepaid expenses	2,430	2,085
Due from shareholder (Note 7)	1,417	-

Total current assets	11,575	29,455
CAPITAL ASSETS, net (Note 3)	-	7,371
LICENSE AGREEMENT (Note 4)	3,293,082

Total assets	$3,304,657	$36,826

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$20,925	$109,125
Bank loan (Note 6)	-	79,991
Shareholder loan (Note 7)	-	430,685

Total liabilities	20,925	619,801

SHAREHOLDERS' EQUITY (DEFICIT)

Capital stock (Note 8)
Authorized
100,000,000 common shares without par value
Issued
8,126,825 common shares (2001 - 835,722)	5,732,760	1,862,187
Contributed surplus (Note 7)	237,088	-
Deficit, accumulated during development stage	(2,686,116)	(2,445,162)

Total shareholders' equity (deficit)	3,283,732	(582,975)

Total liabilities and shareholders' deficit	$3,304,657	$36,826

CONTINUING OPERATIONS (Note 1) APPROVED BY:
/s/ Michel Coderre	/s/ Linda Semple

Michel Coderre, Director	Linda Semple, Director

See accompanying Notes to the Consolidated Financial Statements

GLOBAL PRECISION MEDICAL INC. (formerly San Antonios Resources Inc.) (A development stage company) Consolidated Statement of Operations (Expressed in Canadian dollars)
	Cumulative from date of inception August 24, 1990 to December 31,

		For the years ended December 31,

	2002	2002	2001	2000

EXPENSES
Accounting and audit	$120,047	$24,738	$27,568	$27,450
Advertising and promotion	103,530	-	-	3,918
Bank charges and interest	14,328	291	6,235	3,704
Consulting fees	161,403	69,921	15,067	13,226
Depreciation and amortization	55,896	34,124	2,270	2,785
Filing fees and licenses	33,909	350	11,006	12,789
Legal fees	385,710	32,490	50,174	67,508
Office	208,228	17,306	19,805	43,098
Property examination	775	-	-	-
Rent	172,720	16,806	33,616	28,896
Research and development	23,342	23,342	-	-
Salaries	338,561	8,000	136,000	27,808
Transfer agent	9,891	2,841	4,049	3,001
Travel	170,371	26,771	2,262	18,910

	1,798,711	256,980	308,052	253,093

OTHER ITEMS
Mineral properties abandoned (Note 4)	502,547	-	502,547	-
Writedown of mineral properties and other capital assets	384,913	6,511	378,402	-
Foreign exchange loss	29,750	36	24,600	43
Debt forgiveness (Note 11)	(22,573)	(22,573)	-	-
Interest income	(7,232)	-	(47)	(1,635)

	887,405	(16,026)	905,502	(1,592)

NET LOSS FOR THE PERIOD	$(2,686,116)	$(240,954)	$(1,213,554)	$(251,501)

Basic and diluted loss per share		$(0.06)	$(1.45)	$(0.30)

Weighted average number of shares outstanding		4,022,491	835,722	835,722

See accompanying Notes to the Consolidated Financial Statements

GLOBAL PRECISION MEDICAL INC. (formerly San Antonios Resources Inc.) (A development stage company) Consolidated Statement of Cash Flows (Expressed in Canadian dollars)
	Cumulative from date of inception August 24, 1990 to December 31,

		For the years ended December 31,

	2002	2002	2001	2000

OPERATING ACTIVITIES
Net loss for the period	$(2,686,116)	$(240,954)	$(1,213,554)	$(251,501)
Item not involving cash
Depreciation and amortization	55,896	34,124	2,270	2,785
Mineral properties abandoned	502,547	-	502,547	-
Writedown of mineral properties and other capital assets	384,913	6,511	378,402	-
Debt forgiveness	(22,573)	(22,573)	-	-
Non-cash compensation expense	62,421	62,421	-	-
Change in non-cash operating working capital (Note 12)	158,469	62,911	54,704	1,701

Cash used in operating activities	(1,544,443)	(97,560)	(275,631)	(247,015)

FINANCING ACTIVITIES
Advances from shareholders	888,514	91,671	339,975	17,378
Capital stock issued for cash	656,572	77,965	-	-
Share subscriptions received	914,372	-	-	-

Cash from financing activities	2,459,458	169,636	339,975	17,378

INVESTING ACTIVITIES
Purchase of capital assets	(29,143)	-	-	(1,081)
Mineral property expenditures	(880,949)	-	(110,123)	(185,340)

Cash used in investing activities	(910,092)	-	(110,123)	(186,421)

NET INCREASE (DECREASE) IN CASH	4,923	72,076	(45,779)	(416,058)
CASH POSITION, BEGINNING OF PERIOD	-	(67,153)	(21,374)	394,684

CASH POSITION, END OF PERIOD	$4,923	$4,923	$(67,153)	$(21,374)

CASH POSITION IS COMPRISED AS FOLLOWS:

Cash	$4,923	$4,923	$12,838	$53,601
Bank loan	-	-	(79,991)	(74,975)

	$4,923	$4,923	$(67,153)	$(21,374)

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES: During the year ended December 31, 2002, the Company:
(a)	issued 2,237,407 common shares in settlement of $294,685 of shareholder loan and forgave the balance of $144,000;
(b)	issued 556,950 common shares in settlement of $109,156 of accounts payable;
(c)	issued 4,030,079 common shares in consideration of entering into a license agreement with a value of $3,326,346;
(d)	was forgiven other payables in the amount of $22,573; and
(e)	issued 400,000 common shares with a fair market value of $62,421 as compensation to two of the Company's directors.
See accompanying Notes to the Consolidated Financial Statements

GLOBAL PRECISION MEDICAL INC. (formerly San Antonios Resources Inc.) (A development stage company) Consolidated Statement of Shareholders' Deficit (Expressed in Canadian dollars)
					Deficit accumulated during exploration stage

	Capital stock
				Contributed Surplus
	Number	Amount	Subscriptions			Total

Issued for cash	750,000	$7,500	$-	$-	$-	$7,500
Loss for the year	-	-	-	-	(13,326)	(13,326)

Balance at December 31, 1994	750,000	7,500	-	-	(13,326)	(5,826)
Loss for the year	-	-	-	-	(3,619)	(3,619)

Balance at December 31, 1995	750,000	7,500	-	-	(16,945)	(9,445)
Issued on conversion of shareholder loan	664,833	166,208	-	-	-	166,208
Subscriptions	-	-	41,500	-	-	41,500
Loss for the year	-	-	-	-	(177,227)	(177,227)

Balance at December 31, 1996	1,414,833	173,708	41,500	-	(194,172)	21,036
Subscriptions	-	-	474,750	-	-	474,750
Loss for the year	-	-	-	-	(223,122)	(223,122)

Balance at December 31, 1997	1,414,833	173,708	516,250	-	(417,294)	272,664
Issued for cash	200,000	125,000	-	-	-	125,000
Subscriptions	-	-	202,000	-	-	202,000
Loss for the year	-	-	-	-	(236,594)	(236,594)

Balance at December 31, 1998	1,614,833	298,708	718,250	-	(653,888)	363,070
Issued for cash	606,000	446,107	-	-	-	446,107
Issued to settle shareholder loan	800,000	200,000	-	-	-	200,000
Subscriptions	-	-	196,122	-	-	196,122
Issued to settle share subscription	1,987,500	914,372	(914,372)	-	-	-
Issued to settle accounts payable	6,000	3,000	-	-	-	3,000
Loss for the year	-	-	-	-	(326,219)	(326,219)

Balance at December 31, 1999	5,014,333	1,862,187	-	-	(980,107)	882,080
Loss for the year	-	-	-	-	(251,501)	(251,501)
Balance at December 31, 2000	5,014,333	1,862,187	-	-	(1,231,608)	630,579
Share consolidation (Note 8)	(4,178,611)	-	-	-	-	-
Loss for the year	-	-			(1,213,554)	(1,213,554)

Balance at December 31, 2001	835,722	1,862,187	-	-	(2,445,162)	(582,975)
Issued to settle shareholder loan (Note 7)	2,237,407	294,685	-	-	-	294,685
Issued for cash (Note 8)	66,667	77,965	-	-	-	77,965
Issued to settle debt (Note 8)	556,950	109,156	-	-	-	109,156
Issued for license agreement (Note 4)	4,030,079	3,326,346	-	-	-	3,326,346
Issued for compensation (Note 13)	400,000	62,421	-	-	-	62,421
Shareholder contribution (Note 7)	-	-	-	237,088	-	237,088
Loss for the year	-	-	-		(240,954)	(240,954)

Balance at December 31, 2002	8,126,825	$5,732,760	$-	$237,088	$(2,686,116)	$3,283,732

See accompanying Notes to the Consolidated Financial Statements

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

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") and reflect the significant accounting policies outlined below. These policies conform, in all material respects, with accounting principles generally accepted in the United States ("U.S. GAAP"), except as discussed in Note 14.

(a)	Basis of consolidation

These consolidated financial statements include the accounts of Global Precision Medical Inc. and its wholly-owned United States subsidiary, San Antonios Resources (USA) Inc. ("USA") which was incorporated on June 19, 1996 and held title to its mineral properties. All inter-company balances and transactions have been eliminated.

Subsequent to December 31, 2002, the Company disposed of its interest in USA for $Nil proceeds to a shareholder. The Company's net investment in USA at December 31, 2002 and at the date of disposition was $Nil. As a condition to the transfer of ownership of USA to the shareholder, any assets, rights or property deemed to be the property of USA to be transferred to the Company for no consideration.

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

The Company's licence agreement is recorded at cost and is being depreciated on a straight-line basis over its estimated useful life of ten years. The carrying value of the Company's licence agreement is reviewed by management for impairment on a regular basis or when facts or circumstances would indicate a condition of impairment exists and is tested in reference to undiscounted cash flows.

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

The recoverability of the amounts shown for mineral properties and interests is dependent on the confirmation of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain the necessary financing to successfully complete their development and future profitable operations.

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
(gj

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

3.	CAPITAL ASSETS Capital assets consist of:

	December 31

	2002			2001

	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value

Furniture and fixtures	$-	$-	$-	$15,930	$10,933	$4,997
Computer and telephone equipment	-	-	-	13,213	10,839	2,374

	$-	$-	$-	$29,143	$21,772	$7,371

4.	LICENCE AGREEMENT

During 2002, the Company entered into an agreement with Global Medical Sciences Ltd. (the "Licensor"), a company with a director in common, to licence the Licensor's intellectual property rights in a medical device known as the Urethral Stent (the "Stent") for the full term of the patent rights on the Stent. This licence grants to the Company an exclusive worldwide licence to use the intellectual property rights in the Stent to manufacture, produce, sell and otherwise commercialize the Stent in permitted countries.

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

On October 15, 2001, the Company's outstanding shares were consolidated six to one to bring the total outstanding shares at December 31, 2001 to 35,722 (2000 - 35,722). All references to loss per share, common shares, share warrants and share options have been retroactively restated for the six for one share consolidation.
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

GLOBAL PRECISION MEDICAL INC.
(FORMERLY SAN ANTONIOS RESOURCES INC.)
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS EXCEPT WHERE OTHERWISE NOTED)

8.	CAPITAL STOCK (Continued)
	(c)	Stock options Under its stock option plan, the Company has available 2,000,000 stock options available to be granted to directors, officers and employees.

			Weighted
	Expiry	Common	Average
Options	Date	Shares	Exercise Price

Balance at December 31,	June 7, 2002	125,000	U.S.$ 6.00
1999 and 2000
Granted	March 19, 2003	3,333	3.00
Cancelled	June 7, 2002	(16,667)	6.00

Balance at December 31, 2001		111,666	5.94
Granted	September 23, 2002	750,000	1.80
Cancelled	June 7, 2002	(111,666)	5.94

Balance at December 31, 2002		750,000	U.S.$ 1.80

The following table summarizes information about the options outstanding at December 31, 2002:

		Weighted		Weighted
		Average		Average
Exercise		Remaining		Remaining
Prices	Options	Contractual	Options	Life of Options
(U.S. $)	Outstanding	Life	Exercisable	Exercisable

$1.00	350,000	4.7 years	181,250	4.7 years
2.00	200,000	4.7 years	-	N/A
3.00	200,000	4.7 years	-	N/A

	750,000		181,250

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

Compensation expense is determined using an option pricing model assuming no dividends are to be paid, a weighted-average volatility of the Company's share price of 36%, an annual risk free interest rate of 5% and expected lives of five years.

(d) In 2002, shareholder loans (Note 7) totaling $294,685 were settled by the issuance of 2,237,407 common shares of the Company at U.S.$0.08 per share.

Furthermore, 556,950 common shares with a value of $109,156 were issued to settle other debts of the Company owing to a shareholder and director of the Company.

9.	FINANCIAL INSTRUMENTS
(a)

Fair value

The Company's financial instruments include cash, accounts receivable and accounts payable and accrued liabilities. The carrying value of these financial instruments approximates fair value.

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

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

	2002	2001	2000

Statutory tax rate	40%	44%	- %
Recovery of income taxes
computed at standard rates	$96,382	$533,964	$-
Effect of lower tax rates of foreign
jurisdictions	-	(92,472)	-
Tax losses not recognized in the period
that the benefit arose	(71,382)	(441,492)	-
Non-deductible items	(25,000)	-	-

	$-	$-	$-

GLOBAL PRECISION MEDICAL INC.
(FORMERLY SAN ANTONIOS RESOURCES INC.)
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS EXCEPT WHERE OTHERWISE NOTED)

10.	INCOME TAXES (Continued) The approximate tax effect of each type of temporary difference that gives rise to the Company's future tax assets are as follows:

	2002	2001

Operating loss carry-forward	$567,000	$780,000
Accumulated cost base differences on assets	266,000	194,000

	833,000	974,000
Less: Valuation allowance	(833,000)	(974,000)

	$-	$-

At December 31, 2002, the Company had the following approximate loss carry-forwards available for tax purposes. The losses are available to the Company to be applied against income earned from mining operations.

	Amount	Expiry

Canada	$1,100,000	2003 - 2009
United States	563,000	2013 - 2022

Subsequent to December 31, 2002, the Company completed a corporate emigration from Canada to the State of Wyoming, U.S.A. As a result, at the date of emigration, a deemed disposal of the Company's net assets would occur and certain of the Company's Canadian tax loss carry-forwards may be used.

11.	DEBT FORGIVENESS During 2002, the Company entered into agreements with certain of its vendors and a shareholder who forgave liabilities totaling $22,573.
12.	CHANGES IN NON-CASH OPERATING WORKING CAPITAL

	Cumulative from date of inception August 24, 1990 to December 31,

		For the years ended December 31,

	2002	2002	2001	2000

Accounts receivable	$(2,805)	$11,727	$(6,423)	$1,498
Prepaid expenses	(2,430)	(345)	1,843	(1,843)
Accounts payable and accrued liabilities	163,704	51,529	59284	2,046

	$158,469	$62,911	$54,704	$1,701

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

These consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in some aspects from U.S. GAAP. The material differences between Canadian and U.S. GAAP affecting the Company's financial statements are summarized as follows:

Balance Sheets	As at December 31,

	2002	2001
Assets
Total assets under Canadian GAAP and US GAAP	$3,304,657	$36,826

Liabilities
Total liabilities under Canadian and U.S. GAAP	$20,925	$619,801

Shareholders' Equity
Total shareholders' equity under Canadian GAAP
and US GAAP	$3,283,732	$(582,975)

GLOBAL PRECISION MEDICAL INC.
(FORMERLY SAN ANTONIOS RESOURCES INC.)
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS EXCEPT WHERE OTHERWISE NOTED)

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

These consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in some aspects from U.S. GAAP. The material differences between Canadian and U.S. GAAP affecting the Company's financial statements are summarized as follows:

Statements of Operations	Cumulative from date of inception August 24, 1990 to December 31,

		For the years ended December 31,

	2002	2002	2001	2000

Net loss per Canadian GAAP	$(2,686,116)	$(240,954)	$(1,213,554)	$(251,501)
Mineral property expenditures (a)	(880,949)	-	(110,123)	(185,340)
Mineral properties abandoned (a)	502,547	-	502,547	-
Writedown of mineral properties (a)	378,402	-	378,402	-

Net loss and loss from discontinued operations under U.S. GAAP	$(2,686,116)	$(240,954)	$(442,728)	$(436,841)

Basic and diluted loss per share
under U.S. GAAP		$(0.06)	$(0.53)	$(0.54)

Statements of Cash Flows	Cumulative from date of inception August 24, 1990 to December 31,

		For the years ended December 31,

	2002	2002	2001	2000

OPERATING ACTIVITIES
Operating activities under Canadian GAAP	$(1,544,443)	$(97,560)	$(275,131)	$(247,015)
Mineral property costs (a)	(880,949)	-	(110,123)	(185,340)

Operating activities under U.S. GAAP	$(2,425,392)	$(97,560)	$(385,254)	$(432,355)

FINANCING ACTIVITIES
Financing activities under Canadian and US GAAP	$2,459,458	$169,636	$339,475	$17,378

INVESTING ACTIVITIES
Investing activities under Canadian GAAP	$(910,092)	$-	$(110,123)	$(186,421)
Mineral property costs (a)	880,949	-	110,123	185,340

	$(29,143)	$-	$-	$(1,081)

GLOBAL PRECISION MEDICAL INC.
(FORMERLY SAN ANTONIOS RESOURCES INC.)
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS EXCEPT WHERE OTHERWISE NOTED)

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Under Canadian GAAP, where an entity disposes of substantially all of its assets and the remaining operations are insignificant, discontinued operations disclosure (presenting the discontinued operations as a single line on the financial statements) is not considered informative to readers. As a result, Canadian GAAP precludes presentation in this manner. Under US GAAP, no such preclusion exists. Presentation of the Company's financial statements on a discontinued basis under US GAAP would provide less detailed information to readers. As the Company's activities related to its medical device business commenced in late 2002, net loss from discontinued operations under US GAAP would approximate net loss under US GAAP as reconciled above. In addition, operating, investing and financing cash flow disclosures as presented would, under US GAAP on a discontinued basis, equal the net change in cash as reconciled above.

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

(b)

Foreign currency translation

Under U.S. GAAP assets and liabilities of subsidiaries not reporting in the parent company's functional currency are translated at rates of exchange prevailing at each balance sheet date. Revenues and expenses of such subsidiaries are translated at exchange rates prevailing on the dates on which such items are recognized in operations. Gains and losses arising from translation are deferred and disclosed as a separate component of shareholders' equity. The Company's foreign exchange differences between Canadian and U.S. GAAP are not material.

(c)	Comprehensive income

In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income, which requires that an enterprise report, by major components and as a single total, the change in its net assets during the period with non-owners. There is no impact of SFAS No. 130 on the Company's consolidated financial statements.

(d)	Accounting for stock-based compensation

For U.S. GAAP purposes, the Company accounts for stock-based compensation to employees and directors, under Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, using the intrinsic value based method whereby compensation costs are recorded for the excess, if any, of the quoted market price at the date granted over the exercise price. As at December 31, 2001, no compensation cost has been recorded for any period under this method.

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

The following pro forma financial information presents the net loss for the year and the loss per share had the Company adopted SFAS No. 123 for all stock options issued to employees and directors:

	For the years ended December 31,

	2002	2001	2000

Net loss for the period, U.S.
GAAP	$(240,954)	$(442,728)	$(436,841)
Additional stock-based
compensation cost	(2,000)	(22,789)	-

Pro forma net loss	$(242,954)	$(465,517)	$(436,841)

Pro forma basic and diluted loss per share	$(0.06)	$(0.56)	$(0.54)

Using the fair value method for stock based compensation, additional costs of $2,000 would have been recorded for the year ended December 31, 2002 (2001 - $22,789). These amounts were determined using an option pricing model assuming no dividends are to be paid, vesting occurring on the date of the grant, a weighted-average volatility of the Company's share price of 36% (2001 - 65%) and an annual risk free interest rate of 5% (2001 - 4.84%). No options were granted in 2000.

Under U.S. GAAP, as the Company's stock options are denominated in United States dollars, they are subject to variable accounting. No compensation expense was recognized in the years ended December 2002, 2001 or 2000 as the exercise prices of the options were greater than market price.

GLOBAL PRECISION MEDICAL INC.
(FORMERLY SAN ANTONIOS RESOURCES INC.)
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS EXCEPT WHERE OTHERWISE NOTED)

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)
(e)

Recent accounting pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS 143"), which addresses financial accounting and reporting for obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of long-lived assets, except for certain obligations of leases. SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded an entity capitalizes the cost by increasing the carrying amount of the related long-lived assets. Over time the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002 with earlier application encouraged. The Company has determined that the Statement did not have any impact on its financial statements.

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

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal of Activities. SFAS No. 146 requires that the liability for a cost associated with an exit or disposal activity is recognized at its fair value when the liability is incurred. Under previous guidance, a liability for certain exit costs was recognized at the date that management committed to an exit plan, which was generally before the actual liability had been incurred. As SFAS No. 146 is effective only for exit or disposal activities initiated after December 31, 2002, the Company does not expect the adoption of this statement to have a material impact on the Company's financial statements.

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
(e)

Recent accounting pronouncements (continued)

This statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 is not expected to have a material impact on the Company's consolidated financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities. SFAS No. 150 requires certain financial instruments that were accounted for as equity under previous guidance to now be accounted for as liability. SFAS No. 150 applies to mandatorily redeemable stock and certain financial instruments that require or may require settlement by transferring chase or other assets. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company has not issued any financial instruments that fall under the scope of SFAS No. 150 and does not expect that the adoption of this statement will have a material impact on the Company's financial position or results of operations.

In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, ("FIN 45''). FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 will be effective for any guarantees that are issued or modified after December 31, 2002. The Company is currently evaluating the effects of FIN 45; however, it does not expect that the adoption will have a material impact on the Company's results of operations or financial position.

In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51. FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 is effective for all new variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN No. 46 must be applied for the first interim or annual period beginning after June 15, 2003. It is not expected that the adoption of FIN No. 46 will have a material effect on the Company's financial position or results of operations.